[LOGO OF MANHATTAN ASSOCIATES APPEARS HERE]
                                                              FILED PURSUANT TO
                                                               RULE 424 (b) (1)
                                                            FILE NO: 333--47095

-------------------------------------------------------------------------------
 3,500,000 SHARES

 COMMON STOCK

-------------------------------------------------------------------------------

 All of the 3,500,000 shares of Common Stock, $.01 par value per share ("Common Stock"), are being sold by Manhattan Associates, Inc. ("Manhattan" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "MANH."

 FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PRICE TO            UNDERWRITING         PROCEEDS TO
                               PUBLIC              DISCOUNT(1)          COMPANY(2)
  Per Share                    $15.00              $1.05                $13.95
  Total(3)                     $52,500,000         $3,675,000           $48,825,000

 (1) The Company and certain stockholders of the Company (the "Selling Stockholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting expenses estimated at $1,200,000, payable by the Company.
 (3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 525,000 shares of Common Stock solely to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $60,375,000, $4,226,250, $48,825,000 and $7,323,750, respectively. See "Underwriting."

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. Delivery of the shares of Common Stock offered hereby to the Underwriters is expected to be made in New York, New York on or about April 28, 1998.

 DEUTSCHE MORGAN GRENFELL

                    HAMBRECHT & QUIST

                                                SOUNDVIEW FINANCIAL GROUP, INC.


 The date of this Prospectus is April 23, 1998

TITLE:
     Manhattan Manages Complex Distribution Center Functions

GRAPHIC:
     At the top at the left is a graphic of a spreadsheet and on the right is the Manhattan Associates logo.

     Underneath those two graphics is text reading "Manhattan Manages Complex Distribution Center Functions."

     Beneath the text is a stylized diagram of a cross section of a warehouse with the following labels:

      1. Inbound shipment tracking

      2. Yard management

      3. Receipt of inbound goods

      4. Storage of goods

      5. Pick orders from storage racks

      6. Value-added services such as labeling and sorting products

      7. Custom order packing

      8. Pack and hold for later shipment

      9. Outbound customer compliant shipments


                                [INSIDE COVER]



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS, INCLUDING SHARE AND PER SHARE INFORMATION, (I) GIVES EFFECT TO THE CONTRIBUTION OF THE ASSETS AND LIABILITIES OF MANHATTAN ASSOCIATES SOFTWARE, LLC TO THE COMPANY AS OF THE DATE OF THIS PROSPECTUS IN EXCHANGE FOR COMMON STOCK OF THE COMPANY, AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Manhattan provides information technology solutions for distribution centers that are designed to enable the efficient movement of goods through the supply chain. The Company's solutions are designed to optimize the receipt, storage and distribution of inventory and the management of equipment and personnel within a distribution center, and to meet the increasingly complex information requirements of manufacturers, distributors and retailers. The Company's solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, training and support; and hardware. The Company's objective is to be the leading provider of information technology solutions to distribution centers by enhancing its core product functionality, targeting new vertical markets and expanding its sales and marketing organization. PkMS allows organizations to manage the receiving, stock locating, stock picking, order verification, order packing and shipment of products in complex distribution centers. PkMS is designed to optimize the operation of a distribution center by increasing inventory turnover, improving inventory accuracy, reducing response times, reducing inventory levels, improving customer service and increasing the productivity of labor, facilities and materials handling equipment. The Company currently provides solutions to manufacturers, distributors and retailers primarily in the apparel, consumer products, food service and grocery markets. As of December 31, 1997, PkMS was licensed for use by more than 250 customers including Calvin Klein, Dean Foods, Jockey International, Mikasa, Nordstrom, Patagonia, Playtex Apparel, SEIKO Corporation of America, The Sports Authority, Timberland and Warnaco.

                                  THE OFFERING

Common Stock offered................  3,500,000 shares
Common Stock to be outstanding        23,706,674 shares(1)
 after the Offering.................
Use of Proceeds.....................  To (i) repay the Company's line of credit; (ii) repay a note to the
                                      Company's Chief Executive Officer; (iii)
                                      fund new product development; (iv)
                                      finance potential future acquisitions;
                                      and (v) provide for other general
                                      corporate purposes.
Proposed Nasdaq National
 Market symbol......................  MANH

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                         1993    1994    1995    1996    1997
                                        ------- ------- ------- ------- -------
STATEMENT OF INCOME DATA:
Revenue................................ $ 3,309 $ 6,512 $11,221 $14,400 $32,457
Gross margin...........................   1,298   2,760   5,484   8,463  17,848
Income from operations.................     421   1,492   2,141   3,873   8,278
Historical income......................     423   1,497   2,181   3,976   8,334
      Historical diluted net income per
share.................................. $  0.02 $  0.08 $  0.11 $  0.20 $  0.40
    Shares used in computing historical
diluted net income per share...........  20,000  20,000  20,010  20,308  20,761
Pro forma net income(2)................ $   261 $   933 $ 1,381 $ 2,490 $ 5,311
Pro forma diluted net income per
 share(2)..............................                                 $  0.25
Shares used in computing pro forma
 diluted net income per share(3).......                                  20,951

                                                      DECEMBER 31, 1997
                                             -----------------------------------
                                                                    PRO FORMA
                                             ACTUAL  PRO FORMA(4) AS ADJUSTED(5)
                                             ------- ------------ --------------
BALANCE SHEET DATA:
Working capital (deficit)................... $ 6,268   $(3,553)      $44,072
Total assets................................  15,006    13,874        53,537
Stockholders' equity (deficit)..............   8,454      (120)       47,505

-------
(1) Based on the number of shares outstanding at February 28, 1998. Excludes
    (i) 3,355,716 shares of Common Stock issuable upon the exercise of options outstanding at February 28, 1998 under the Manhattan Associates, LLC Option Plan (the "LLC Option Plan") at a weighted average exercise price of $4.66 per share, (ii) 729,784 shares of Common Stock issuable upon the exercise of options outstanding at February 28, 1998 issued outside of the LLC Option Plan at a weighted average exercise price of $1.20 per share, and
    (iii) 1,644,284 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Incentive Plan (the "Stock Incentive Plan"). See "Management-Stock Option Plans" and Note 6 of Notes to Financial Statements.
(2) In connection with the contribution of the assets and liabilities of Manhattan Associates Software, LLC ("Manhattan LLC") to the Company as of the date of this Prospectus in exchange for Common Stock of the Company (the "Restructuring"), the Company will be subject to federal and state corporate income taxes. Pro forma net income is presented as if the Company had been subject to corporate income taxes for all periods presented. See "Conversion from Limited Liability Company Status and Related Distributions" and Notes 3 and 9 of Notes to Financial Statements.
(3) See Note 1 of Notes to Financial Statements.
(4) Pro forma to reflect (i) the acquisition (the "PAC Acquisition") of Performance Analysis Corporation ("PAC") as if it had occurred on December 31, 1997 for $2.2 million in cash and 106,666 shares of Common Stock valued at $10.00 per share, (ii) the purchase of 100,000 shares of Common Stock by a stockholder of the Company for $1.0 million (the "Stockholder Investment"), (iii) the establishment of net deferred tax assets of $365,000 in connection with the Restructuring, and (iv) the payment of the undistributed income, calculated on a tax basis, of Manhattan LLC of $8.7 million at December 31, 1997 (the "LLC Distribution"). Pro forma adjustments for the PAC Acquisition include (i) the payment of cash of $2.2 million and the issuance of 106,666 shares of Common Stock and (ii) the charge to income for acquired research and development of $1.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Unaudited Pro Forma Balance Sheet and Notes thereto included elsewhere in this Prospectus.
(5) Pro forma as adjusted to reflect the sale by the Company of the 3,500,000 shares of Common Stock offered hereby at the initial public offering price of $15.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

  Manhattan provides information technology solutions for distribution centers that are designed to enable the efficient movement of goods through the supply chain. The Company's solutions are designed to optimize the receipt, storage and distribution of inventory and the management of equipment and personnel within a distribution center, and to meet the increasingly complex information requirements of manufacturers, distributors and retailers. The Company's solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, training and support; and hardware. The Company's objective is to be the leading provider of information technology solutions to distribution centers by enhancing its core product functionality, targeting new vertical markets and expanding its sales and marketing organization. The Company believes that organizations that have implemented the PkMS system experience improved control and efficiency over distribution center operations, improved information flow, and increased efficiency in managing distribution center personnel and equipment.

  In order to remain competitive in a changing retail landscape, many retailers have demanded that manufacturers and distributors employ industry initiatives such as "Quick Response," which use technology to improve the flow of information among manufacturers, distributors and retailers. As a result of these retailer demands, distribution centers have increased in size, complexity and cost. The efficient management of a distribution center operation now requires collecting information regarding customer orders, inbound shipments of products, products available on-site, product storage locations, weights and sizes, and outbound shipping data (including customer- or store-specific shipping requirements, routing data and carrier requirements). This information must be analyzed dynamically to determine the most efficient use of the distribution center's labor, materials handling equipment, packaging equipment and shipping and receiving areas. Additionally, manufacturers, distributors and retailers must exchange information with other participants in the supply chain in order to effectively integrate the operation of their distribution centers with the entire supply chain.

  PkMS allows organizations to manage the receiving, stock locating, stock picking, order verification, order packing and shipment of products in complex distribution centers. PkMS is designed to optimize the operation of a distribution center by increasing inventory turnover, improving inventory accuracy, reducing response times, reducing inventory levels, improving customer service and increasing the productivity of labor, facilities and materials handling equipment. In addition, through its recent acquisition of Performance Analysis Corporation ("PAC"), the Company offers slotting functionality, which helps determine the optimal storage location for inventory within a distribution center.

  The Company currently provides solutions to manufacturers, distributors and retailers primarily in the apparel, consumer products, food service and grocery markets. As of December 31, 1997, PkMS was licensed for use by more than 250 customers including Calvin Klein, Dean Foods, Jockey International, Mikasa, Nordstrom, Patagonia, Playtex Apparel, SEIKO Corporation of America, The Sports Authority, Timberland and Warnaco.

  The Company is a Georgia corporation formed to own all of the assets and liabilities of Manhattan Associates Software, LLC, a Georgia limited liability company ("Manhattan LLC"). Manhattan LLC was formed in 1995 by the contribution of the assets, liabilities and intellectual property rights of Pegasys Systems Incorporated ("Pegasys") and the contribution of certain intellectual property rights from the other founders of Manhattan LLC. Pegasys is controlled by Alan J. Dabbiere, the Company's Chairman of the Board, Chief Executive Officer and President. After the Restructuring, Pegasys, and Mr. Dabbiere through his control of Pegasys, will be a controlling stockholder of the Company. See "Principal and Selling Stockholders." Unless the context otherwise requires, references in this Prospectus to "Manhattan" or the "Company" refer to Manhattan Associates, Inc., and its consolidated subsidiary, PAC, acquired on February 16, 1998. The Company's principal executive offices are located at 2300 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339 and its telephone number is (770) 955-7070.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. When used in this Prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below and elsewhere in this Prospectus. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors discussed below and elsewhere in this Prospectus.

  LIMITED OPERATING HISTORY. The Company was founded and shipped its first version of PkMS in 1990. The Company and its operations are subject to all of the risks inherent in the establishment of a new business enterprise. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Although the Company has experienced significant growth during the past five years, the Company does not believe that prior growth rates are sustainable or indicative of future operating results. There can be no assurance that the Company will be able to increase its level of revenue or maintain profitability in the future. Increases in operating expenses are expected to continue and, together with pricing pressures, may result in a decrease in operating income and operating margin percentage. The Company's limited operating history makes the prediction of future operating results difficult or impossible. Future operating results will depend on many factors, including, without limitation, the degree and rate of growth of the markets in which the Company competes and the accompanying demand for the Company's software products, the level of product and price competition, the ability of the Company to establish strategic marketing relationships and develop and market new and enhanced products and to control costs, the ability of the Company to expand its direct sales force and indirect distribution channels both domestically and internationally, the ability of the Company to integrate acquired businesses, and the ability of the Company to attract, train and retain consulting, technical and other key personnel. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  POTENTIAL VARIABILITY OF QUARTERLY OPERATIONS AND FINANCIAL RESULTS. The Company's operations and related revenue and operating results could vary substantially from quarter to quarter. Among the factors causing these potential variations are fluctuations in the demand for the Company's products, the level of product and price competition in the Company's markets, the length of the Company's sales process, the size and timing of individual transactions, the mix of products and services sold, delays in, or cancellations of, customer implementations, the Company's success in expanding its services and customer support organizations as well as its direct sales force and indirect distribution channels, the timing of new product introductions and enhancements by the Company or its competitors, commercial strategies adopted by competitors, changes in foreign currency exchange rates, customers' budget constraints, the Company's ability to control costs and general economic conditions. A substantial portion of the Company's operating expenses, particularly personnel and facilities costs, are relatively fixed in advance of any particular quarter. As a result, any delay in the recognition of revenue may cause significant variations in operating results in any particular quarter. In addition, an increase or decrease in hardware sales, which provide the Company with lower gross margins than sales of software licenses or services, may contribute to the variability of the Company's operating results in any particular quarter. As a result of the foregoing factors, the Company's operating results for a future quarter may be above or below the expectations of public market analysts and investors. Should the Company's revenue and operating results fall below expectations, the price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  DEPENDENCE ON SINGLE PRODUCT. The Company currently derives substantially all of its revenue from sales of its PkMS software and related services and hardware. The Company expects to continue to focus on distribution center management systems as its primary line of business, and any factor adversely affecting the market for distribution center management systems in general, or the Company's products in particular, could adversely affect the Company's business, financial condition and results of operations. The Company's future financial performance will depend in large part on the successful development, introduction and customer acceptance of new and enhanced versions of PkMS. There can be no assurance that the Company will continue to be successful in marketing PkMS or any new or enhanced versions of PkMS. The market for distribution center management systems is intensely competitive, highly fragmented and subject to rapid technological change. The Company's future success will depend on continued growth in the market for distribution center management systems. There can be no assurance that the market for distribution center management systems will continue to grow. If this market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy" and "--Products and Services."

  ABILITY TO MANAGE GROWTH. The Company has rapidly and significantly expanded its operations and anticipates that significant expansion will continue to be required in order to address potential market opportunities. The Company anticipates significantly increasing the size of its sales, support, services, marketing and research and development operations following the completion of the Offering. There can be no assurance that such expansion will be successfully completed or that it will generate sufficient revenue to cover the Company's expenses. The Company has only recently begun the process of developing the management and operational capabilities and financial and accounting systems and controls necessary to support anticipated growth. For example, the Company hired its current Chief Financial Officer, Michael J. Casey, in November 1997. The Company did not previously have a Chief Financial Officer. In January 1998, the Company upgraded certain of its management information and accounting systems and the Company will need to continue to upgrade these and other systems to accommodate its expanding operations. There can be no assurance that the Company's expanded management information and accounting systems will be sufficient to support the Company's continued growth, if any. Similarly, the Company hired its Executive Vice President-- Sales and Marketing, Gregory Cronin, in December 1997, and he is responsible for expanding the Company's sales and marketing operations. The ability of the Company to manage its growth, if any, will depend in large part on its ability to build effective management information and accounting systems, to generally improve and expand its operational and sales and marketing capabilities, to develop the management skills of its managers and supervisors, and to train, motivate and manage both its existing employees and the additional employees that will be required if the Company is to achieve its business objectives. There can be no assurance that the Company will succeed in developing all or any of these capabilities, and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy," "--Sales and Marketing" and "Management."

  NEW MANAGEMENT TEAM; DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend to a significant extent on its Chairman of the Board, Chief Executive Officer and President, Alan J. Dabbiere, as well as the Company's other executive officers and technical, managerial and marketing personnel. A significant portion of the Company's senior management team has been in place for only a relatively short period of time. Oliver M. Cooper, Michael J. Casey, Gregory Cronin, Neil Thall, and David K. Dabbiere, the Company's Chief Operating Officer, Chief Financial Officer, Executive Vice President--Sales and Marketing, Vice President--Supply Chain Strategy and Vice President, General Counsel and Secretary, respectively, joined the Company full-time in August 1997, November 1997, December 1997, January 1998 and March 1998, respectively. Accordingly, each of these individuals has been involved with only the most recent operating activity of the Company. The Company's success will depend to a significant extent on the ability of its new executive officers to integrate themselves into the Company's daily operations, to gain the trust and confidence of the Company's other employees and to work effectively as a team. The loss of the services of any of the Company's executive officers could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that any of these individuals or any other key employee will not voluntarily terminate his employment with the Company. The Company does not maintain key man life insurance on any of its executive officers. The failure of the Company to maintain key man life insurance on its executive officers could have a material adverse effect on the Company's business, financial condition and results of operation. The Company believes that its future success will also depend significantly on its ability to attract, motivate and retain additional highly skilled technical, managerial, consulting, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. Failure to attract, motivate and retain such highly skilled personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

  LIMITED PREDICTABILITY OF SALES DUE TO LENGTH OF SALES PROCESS. The sale of PkMS generally requires the Company to provide a significant level of education to prospective customers regarding the use and benefits of the product. Implementation of the Company's products involves a significant commitment of resources by prospective customers and is commonly associated with substantial integration efforts which must be performed by the Company and/or the customer. For these and other reasons, the length of time between the date of initial contact with the potential customer and execution of a software license agreement typically ranges from three to six months, and is subject to delays over which the Company may have little or no control. In addition, as the average dollar size of the sale of the Company's products and services increases, the Company expects the sales cycle to lengthen as a result of a more time-consuming approval process typically required by its potential customers. The Company's implementation cycle could also be lengthened by increases in the size and complexity of its implementations. In addition, the Company will need to continue hiring qualified personnel to complete such installations. The failure of the Company to attract and retain such personnel or the delay in, or cancellation of, sales or implementations of PkMS could have a material adverse effect on the Company's business, financial condition and results of operations and could cause the Company's operating results to vary significantly from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

  DEPENDENCE ON HARDWARE REVENUE. In conjunction with the licensing of PkMS, the Company resells a variety of hardware products, developed and manufactured by third parties, in order to provide the Company's customers with an integrated distribution center management solution. Revenue from such hardware sales can amount to a significant portion of the Company's total revenue in any period. As the market for the distribution of hardware products becomes more competitive, the Company's customers may choose to purchase such hardware directly from the manufacturers or distributors of such products, with a resultant decrease to the Company in such ancillary revenue and related contribution to income. Hardware sales revenue as a percentage of total revenue decreased in 1996 and 1997 and, as a result, the Company's profitability is increasingly dependent upon growth in its software licenses and services revenue. The failure of the Company to maintain or increase hardware revenues may have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Services."

  IMMIGRATION ISSUES. The Company believes that its success in part has resulted from its ability to attract and retain persons with technical and project management skills, some of whom are citizens of other countries, principally India. Many of the Company's employees are employed by the Company pursuant to the United States Immigration and Naturalization Service ("INS") H-1(B), non-immigrant work-permitted visa classification. There is a limit on the number of new H-1(B) petitions that the INS may approve in any year, and in years in which this limit is reached, the Company may be unable to obtain H-1(B) visas necessary to bring additional foreign employees to the U.S. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1(B) employees in the U.S., could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of immigration into the United States. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of employment-based visas and permanent resident visas that may be issued. Any changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees could require the Company to incur additional unexpected labor costs and expenses or result in the Company having insufficient qualified personnel to carry on the business of the Company.

  The Company's Chief Technology Officer, Deepak Raghavan, is presently employed pursuant to an H-1(B) non-immigrant work-permitted visa that may be extended only through April 30, 2000. Mr. Raghavan's application for an EB-3 permanent immigrant visa is currently subject to a processing backlog which may or may not be alleviated in time for his EB-3 permanent immigrant visa to be issued before April 30, 2000. In the event that Mr. Raghavan's permanent work permit is not issued prior to such date, he may be required to leave the United States. In February 1998, Mr. Raghavan made a cash investment in the Company which allows him to qualify for an EB-5 permanent immigrant investor visa which may be granted sooner than the EB-3 permanent immigrant visa under his current application. While Mr. Raghavan has applied for the immigrant investor visa and the Company expects that such visa will be issued prior to April 30, 2000, there can be no assurance that any visa permitting Mr. Raghavan to remain in the United States will be issued prior to such date. In the event Mr. Raghavan is required to leave the United States, the Company's software development efforts, and thus its business, financial condition and results of operations, may be materially adversely affected. See "Business--Employees," "Management" and "Certain Transactions."

  COMPETITION. The market for the Company's products is intensely competitive, highly fragmented and subject to rapid technological change. The Company's competitors are diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. The Company's existing competitors include distribution center management software vendors, the corporate information technology departments of potential customers capable of internally developing solutions, and smaller independent companies that have developed or are attempting to develop distribution center management software that competes with the Company's software solution.

  The Company may face competition in the future from business application software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, distribution center management software, and Enterprise Resource Planning ("ERP") and Supply Chain Management ("SCM") applications vendors. To the extent such ERP and SCM vendors develop or acquire systems with functionality comparable or superior to the Company's products, their significant installed customer bases, long-standing customer relationships and ability to offer a broad solution could provide a significant competitive advantage over the Company. In addition, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Many of the Company's competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. There can be no assurance that current or potential competitors of the Company will not develop products comparable or superior in terms of price and performance features to those developed by the Company. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that the Company will be able to compete successfully in the future. Increased competition will result in reductions in market share, pressure for price reductions and related reductions in gross margins, any of which could materially and adversely affect the Company's ability to achieve its financial and business goals. There can be no assurance that in the future the Company will be able to successfully compete against current and future competitors. See "Business--Competition."

  RISKS ASSOCIATED WITH RECENT ACQUISITION AND POSSIBLE ACQUISITIONS. The Company has recently completed the PAC Acquisition and may in the future engage in selective acquisitions of other businesses that are complementary to those of the Company, including other providers of distribution center management solutions or technology. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business (including the PAC business) into the Company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. Problems with an acquired business could have a material adverse effect on the performance of the Company as a whole. The Company expects to finance any future acquisitions with the proceeds of the Offering as well as with possible debt financing, the issuance of equity securities (common or preferred stock) or combinations of the foregoing. There can be no assurance that the Company will be able to arrange adequate financing on acceptable terms. If the Company were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of the Company's available cash (possibly a portion of the proceeds of the Offering) could be used to consummate the acquisitions. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of stock, shareholders of the Company could suffer dilution of their interests in the Company. Many business acquisitions must be accounted for using the purchase method of accounting. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets, and acquisition of these businesses, if accounted for as a purchase, would typically result in substantial goodwill amortization charges to the Company, reducing future earnings. In addition, such acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. For example, the

Company intends, in the first quarter of 1998, to record an acquired research and development expense of approximately $1.6 million in connection with the PAC Acquisition. The Company accounted for this $1.6 million amount using a cost based approach. This cost approach utilized by the Company is not a widely used methodology to value acquired research and development in a technology acquisition. Many acquisitions in the software industry are accounted for utilizing an income-based approach to the valuation of acquired research and development. Although the Company believes that an income based approach often provides a more precise valuation, because a market has not been established for the Windows NT product, and future cash flow projections were thus not available, the Company elected to utilize the cost based approach. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy," "--Recent Developments" and Financial Statements.

  ESTABLISHMENT OF INDIRECT CHANNELS; POTENTIAL FOR CHANNEL CONFLICT. Although the Company has historically focused its efforts on marketing through its direct sales force, the Company is increasing resources dedicated to developing indirect marketing channels such as systems integrators. There can be no assurance that the Company will be able to attract and retain a sufficient number of systems integrators to market successfully the Company's PkMS product. In addition, there can be no assurance that the Company's potential systems integrators will not develop, acquire or market products competitive with the Company's PkMS product. In addition, sales of PkMS through its indirect channels are also likely to reduce the Company's gross profits from its consulting services as the Company's third party systems integrators provide these services. Selling through indirect channels may limit the Company's contact with its customers. As a result, the Company's ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. The Company's strategy of marketing its PkMS product directly to customers and indirectly through systems integrators may result in distribution channel conflicts. The Company's direct sales efforts may compete with those of its indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. As the Company strives to expand its indirect distribution channels, there can be no assurance that emerging channel conflicts will not have a material adverse effect on its relationships with potential systems integrators or adversely affect its ability to attract new systems integrators. See "Business--Strategy" and "-- Sales and Marketing."

  RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION. Revenue outside of North America has not been significant to date; however, a key element of the Company's strategy is to increase its international sales. The Company expects to face competition from foreign distribution center management system providers in their respective native countries. To successfully expand international sales, the Company will need to recruit and retain international systems integrators. There can be no assurance that the Company will be able to maintain or increase international sales of its products or that the Company's international distribution channels will be able to adequately market, service and support the Company's products. International operations generally are subject to certain risks, including dependence on independent resellers, fluctuations in foreign currency exchange rates, compliance with foreign regulatory and market requirements, variability of foreign economic conditions and changing restrictions imposed by United States export laws. Additional risks inherent in the Company's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, difficulties in enforcing intellectual property rights and the burdens of complying with a wide variety of foreign laws. Currently, the Company does not operate sales offices outside of the United States. The Company intends to establish international sales offices, and such operations will be subject to certain additional risks, including difficulties in staffing and managing such operations and potentially adverse tax consequences including restrictions on the repatriation of earnings. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, financial condition and results of operations.
To date, all of the Company's sales have been made in United States dollars and the Company has not engaged in any hedging transactions through the purchase of derivative securities or otherwise. However, should the Company's revenue from international sales increase as intended, and should such sales be denominated in foreign currencies, the failure of the Company to adopt an adequate hedging strategy to guard against foreign currency fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy" and "--Sales and Marketing."

  CONCENTRATION OF CONTROL. Upon completion of the Offering, the Company's directors, officers and their affiliates will beneficially own approximately 83.3% of the Company's outstanding Common Stock. In particular, Alan J. Dabbiere, the Chairman of the Board, Chief Executive Officer and President of the Company, will beneficially own approximately 46.9% of the Company's outstanding Common Stock. As a result, these stockholders will have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company. See "Management" and "Principal and Selling Stockholders."

  RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL ADVANCES; NECESSITY OF DEVELOPING NEW PRODUCTS. The market for distribution center management systems is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in this market could be eroded rapidly by unforeseen changes in customer requirements for application features, functions and technologies. The Company's growth and future operating results will depend in part upon its ability to enhance existing applications and develop and introduce new applications that meet or exceed technological advances in the marketplace, that meet changing customer requirements, that respond to competitive products and that achieve market acceptance. Although the Company is presently developing a client/server version of its PkMS product, there can be no assurance that this product will be completed to meet potential customer demands, if any, on a timely basis. The Company's product development and testing efforts have required, and are expected to continue to require, substantial investments by the Company. There can be no assurance that the Company will continue to possess sufficient resources to make necessary investments in technology. In addition, there can be no assurance that the Company's products will meet the requirements of the marketplace and achieve market acceptance, or that the Company's current or future products will conform to industry standards in the markets they serve. If the Company is unable, for technological or other reasons, to develop and introduce new and enhanced products in a timely manner, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Product Development."

  POTENTIAL LIABILITY TO CLIENTS. Many of the Company's installations involve products that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions, there can be no assurance the limitations of liability set forth in its contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. Although the Company maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's business, financial condition and results of operations.

  CONVERSION FROM LIMITED LIABILITY COMPANY ("LLC") STATUS AND UTILIZATION OF SIGNIFICANT PORTION OF THE OFFERING PROCEEDS TO SATISFY INDEBTEDNESS INCURRED TO FUND DISTRIBUTIONS TO CURRENT STOCKHOLDERS. Manhattan LLC was formed by the contribution of the assets, liabilities and intellectual property rights of Pegasys and the contribution of certain intellectual property rights from the other founders of Manhattan LLC. Manhattan LLC has operated as an LLC, taxable as a partnership under the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and generally taxable as a partnership under comparable provisions of state income tax laws. An LLC which is taxable as a partnership generally is not subject to income tax at the entity level. Instead, an LLC's taxable income generally passes through to its owners and is taxed to such owners as personal income. Historically, Manhattan LLC has distributed its earnings to its owners as the Company's working capital needs permitted. Since the Company's working capital needs are anticipated to be satisfied for at least the next twelve months by the proceeds of this Offering, prior to this Offering Manhattan LLC will disburse its accumulated undistributed earnings to its owners.

  As of the date of this Prospectus, the assets and liabilities of Manhattan LLC will be contributed to the Company in exchange for Common Stock of the Company in a transaction intended to be non-taxable under Section 351 of the Code (the "Restructuring"). Manhattan LLC will then distribute the Common Stock of the Company received to its stockholders as of the date of this Prospectus and Manhattan LLC will subsequently be dissolved. Purchasers of the Common Stock in the Offering will not receive any portion of the Common Stock distributed to the stockholders of Manhattan LLC in connection with the Restructuring. After the Restructuring, the Company will be taxable for federal and state income tax purposes as a "C" corporation.

  Manhattan LLC has entered into a line of credit for working capital purposes and to fund the disbursement of the undistributed earnings to the stockholders of Manhattan LLC that will be made prior to the completion of the Offering. Prior to the Offering, this distribution will cause the Company to sustain, on a pro forma basis as of December 31, 1997, a working capital deficit of $3.6 million and stockholders' deficit of $120,000. The Company will use a portion of the proceeds of the Offering to fund the repayment of all outstanding amounts under its line of credit, pursuant to which the Company may borrow up to $8,000,000. The Company will also use a portion of the proceeds of the Offering to repay all outstanding indebtedness under a note to the Company's Chief Executive Officer, the balance of which was $1,937,000 (including accrued interest) as of February 28, 1998. The Company does not anticipate incurring any additional borrowings under the note to the Company's Chief Executive Officer prior to completion of the Offering. There can be no assurance that the remaining net proceeds of the Offering will be sufficient to pay for future acquisitions, planned research and development projects and other growth-oriented activities, which could require the Company to incur additional debt or other financing that could impose restrictive covenants and other terms having a material adverse effect on the Company's business, financial condition and results of operations. Purchasers of Common Stock in the Offering will not receive any portion of the distributions to the stockholders of Manhattan LLC prior to the Restructuring. See "Conversion from Limited Liability Company Status and Related Distributions," "Use of Proceeds," "Certain Transactions" and Notes 1 and 9 of Notes to Financial Statements.

  INTELLECTUAL PROPERTY RIGHTS. The Company relies on a combination of copyright, trade secret, trademark, service mark and trade dress laws, confidentiality procedures and contractual provisions to protect its proprietary rights in its products and technology. There can be no assurance, however, that the confidentiality agreements on which the Company relies to protect its trade secrets and proprietary technology will be adequate. Further, the Company may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations, regardless of the final outcome of such litigation. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so, or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's products or technology. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations.

  As the number of supply chain management applications in the industry increases and the functionality of these products further overlaps, software development companies like the Company may increasingly become subject to claims of infringement or misappropriation of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, diversion of management's attention and cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights."

  BROAD MANAGEMENT DISCRETION AS TO USE OF PROCEEDS. A substantial portion of the net proceeds to be received by the Company in connection with the Offering is allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of shares of Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied. See "Use of Proceeds."

  CERTAIN ANTI-TAKEOVER PROVISIONS. The Board of Directors has authority to issue up to 20,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by the Company's stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of a preferred stock that may be issued in the future. While the Company has no present intention to issue shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company's Articles of Incorporation and Bylaws contain provisions that may discourage proposals or bids to acquire the Company. These provisions could have the effect of making it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock--Certain Articles of Incorporation and Bylaw Provisions."

  SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock prevailing from time to time. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements executed by officers, directors, optionholders and all stockholders of the Company under which such security holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Deutsche Morgan Grenfell Inc. In addition to the 3,500,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 20,206,674 shares of Common Stock outstanding as of the date of this Prospectus, all of which are "restricted" shares under the Securities Act. As a result of the lock-up agreements described above and the provisions of Rules 144(k), 144 and 701 promulgated under the Securities Act ("Rule 144(k)," "Rule 144" and "Rule 701," respectively), the restricted shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus,
(ii) approximately 19,870,008 shares will become eligible for sale 180 days after the date of this Prospectus (assuming no release from the lock-up agreements) upon expiration of lock-up agreements and (iii) approximately 336,666 shares will become eligible for sale in February 1999. In addition, the Company intends to register for offer and sale under the Securities Act 5,729,784 shares of Common Stock issued or issuable under the Company's stock option plans and other stock options. See "Shares Eligible for Future Sale" and "Underwriting."

  NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering. In the event that the Company fails to appoint two independent Directors within 90 days after the Offering, Nasdaq could terminate the listing of the Common Stock on the Nasdaq National Market, which would have a material adverse effect on the liquidity and trading price of the Common Stock. The initial public offering price of the Common Stock offered hereby has been determined by negotiation between the Company, the Selling Stockholders and the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets and, in particular the high technology stock market sector, have experienced significant price and volume fluctuations from time to time that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

  DILUTION. The purchasers of the Common Stock offered hereby will experience immediate and significant dilution in the pro forma net tangible book value of the Common Stock from the initial pubic offering price. See "Dilution."

  YEAR 2000 COMPLIANCE. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, over the next two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The latest versions of the Company's products are designed to be Year 2000 compliant. The Company is in the process of determining the extent to which its earlier software products as implemented in the Company's installed customer base are Year 2000 compliant, as well as the impact of any non-compliance on the

Company and its customers. The Company does not currently believe that the effects of any Year 2000 non-compliance in the Company's installed base of software will result in a material adverse effect on the Company's business, financial condition or results of operations. However, the Company's investigation is in its preliminary stages, and no assurance can be given that the Company will not be exposed to potential claims resulting from system problems associated with the century change. There can also be no assurance that the Company's software products that are designed to be Year 2000 compliant contain all necessary date code changes.

  The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus potentially resulting in stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including current Company customers, to reevaluate their current software needs and as a result switch to other systems or suppliers. Any of the foregoing could result in a material adverse effect on the Company's business, financial condition and results of operations.

  CONVERSION FROM LIMITED LIABILITY COMPANY STATUS AND RELATED DISTRIBUTIONS

  Manhattan LLC was formed by the contribution of the assets, liabilities and intellectual property rights of Pegasys and the contribution of certain intellectual property rights of the other founders of Manhattan LLC. Manhattan LLC has operated as a limited liability company ("LLC") taxable as a partnership under the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and comparable provisions of state income tax laws. An LLC which is taxable as a partnership under the Code is generally not subject to income tax at the entity level. Instead, an LLC's taxable income generally passes through to its owners and is taxed to such owners as personal income. Historically, Manhattan LLC has distributed its earnings to its owners as the Company's working capital needs permitted. Since the Company's working capital needs are anticipated to be satisfied for at least the next twelve months by the proceeds of this Offering, prior to this Offering Manhattan LLC will disburse its accumulated earnings to its owners.

  As of the date of this Prospectus, the assets and liabilities of Manhattan LLC will be contributed to the Company in exchange for Common Stock of the Company. Manhattan LLC will then distribute the Common Stock of the Company received to its stockholders as of the date of this Prospectus and Manhattan LLC will subsequently be dissolved. After the Restructuring, the Company will be taxable for federal and state income tax purposes as a "C" corporation. The transfer of assets and liabilities to Manhattan LLC as part of the Restructuring is intended to qualify as a tax-free transfer under Section 351 of the Code, pursuant to which the Company will not recognize any gain or loss for federal income tax purposes. Purchasers of the Common Stock in the Offering will not receive any portion of the Common Stock distributed to the stockholders of Manhattan LLC in connection with the Restructuring.

  Prior to the completion of the Offering, the Company intends to distribute all undistributed earnings, calculated on a tax basis, to the stockholders of Manhattan LLC. As of December 31, 1997, the undistributed earnings, calculated on a tax basis, of the Company was $8.7 million and the Company expects to accumulate additional undistributed earnings from January 1, 1998 through the date of the Restructuring. These distributions will be funded through a series of payments from available Company cash and from the proceeds of a line of credit the Company has established. It is anticipated that any such advances or balance on the line of credit incurred to fund these distributions will be repaid using a portion of the net proceeds of the Offering. Purchasers of the Common Stock in the Offering will not receive any portion of the distributions to the stockholders of Manhattan LLC prior to the Restructuring. See "Risk Factors--Conversion from Limited Liability Company ("LLC") Status and Utilization of Significant Portion of the Offering Proceeds to Satisfy Indebtedness Incurred to Fund Distributions to Current Stockholders" and "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $47.6 million after deducting underwriting discount and estimated expenses payable by the Company in connection with the Offering.

  From the net proceeds of the Offering, the Company will repay any amounts outstanding under its line of credit. The line of credit provides for the Company to borrow, subject to certain conditions, up to $8,000,000, secured by certain of the assets of the Company, at an interest rate of the commercial lender's prime rate plus one-half percent per year. As of March 31, 1998, the Company had no advances outstanding under this line of credit. This line of credit, in part, will be used to fund the LLC Distribution and to make additional distributions to the stockholders of Manhattan LLC based on income earned from January 1, 1998 through the date of the Restructuring. See "Risk Factors--Conversion from Limited Liability Company ("LLC") Status and Utilization of Significant Portion of the Offering Proceeds to Satisfy Indebtedness Incurred to Fund Distributions to Current Stockholders," "Conversion from Limited Liability Company Status and Related Distributions" and "Certain Transactions."

  In addition, the Company will use a portion of the net proceeds of the Offering to repay a Grid Promissory Note (the "1995 Note") payable to its Chairman of the Board, Chief Executive Officer and President, Alan J. Dabbiere. The 1995 Note is payable on demand and bears interest at a rate of 5% per year. As of February 28, 1998, the balance of the 1995 Note (including accrued interest) was $1,937,000.

  The remaining net proceeds will be used for working capital and other general corporate purposes. Such purposes may include the funding of new product development efforts and possible acquisitions of, or investments in, businesses and technologies that are complementary to those of the Company. The Company has no specific agreements, commitments or understandings with respect to any such acquisitions or investments. The amounts actually expended for each purpose may vary significantly and are subject to change at the Company's discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the Offering in interest-bearing securities. See "Risk Factors--Broad Management Discretion as to Use of Proceeds" and "Business--Strategy."

                                DIVIDEND POLICY

  The Company historically has made distributions to its stockholders related to its limited liability company status and the resulting tax payment obligations imposed on its stockholders. Other than the distributions to be made as described under "Conversion from Limited Liability Company Status and Related Distributions," the Company does not intend to declare or pay cash dividends in the foreseeable future. Management anticipates that all earnings and other cash resources of the Company, if any, will be retained by the Company for investment in its business. The Company is prevented by its line of credit agreement from paying cash dividends without the consent of its commercial lender.

                                CAPITALIZATION

  The following table sets forth at December 31, 1997, the short-term obligations and capitalization of the Company on an actual, pro forma and pro forma as adjusted basis. This table should be read in conjunction with the Company's Financial Statements and the Unaudited Pro Forma Balance Sheet and Notes thereto, appearing elsewhere in this Prospectus.

                                                      DECEMBER 31, 1997
                                               ---------------------------------
                                                                    PRO FORMA AS
                                               ACTUAL  PRO FORMA(1) ADJUSTED(2)
                                               ------  ------------ ------------
                                                 (IN THOUSANDS, EXCEPT SHARE
                                                            DATA)
Note payable to stockholder, current portion.  $1,019     $1,019      $   --
                                               ======     ======      =======
Stockholders' equity:
  Preferred stock, no par value; 20,000,000
   shares authorized; no shares issued or
   outstanding actual, pro forma and pro
   forma as adjusted.........................     --         --           --
  Common stock, $.01 par value; 100,000,000
   shares authorized actual, pro forma and
   pro forma as adjusted, 20,000,008 shares
   issued and outstanding, actual, 20,206,674
   shares issued and outstanding, pro forma;
   23,706,674 shares issued and outstanding,
   pro forma as adjusted(3)..................     200        202          237
  Additional paid-in capital.................   1,459      3,524       51,114
  Retained earnings..........................   7,458     (3,183)      (3,183)
  Deferred compensation......................    (663)      (663)        (663)
                                               ------     ------      -------
    Total stockholders' equity...............   8,454       (120)      47,505
                                               ------     ------      -------
      Total capitalization...................  $8,454     $ (120)     $47,505
                                               ======     ======      =======

--------
(1) Pro forma to reflect (i) the payment of cash of $2.2 million and the issuance of 106,666 shares of Common Stock valued at $10.00 per share in connection with the PAC Acquisition, (ii) the charge to income for acquired research and development of $1.6 million in connection with the PAC Acquisition, (iii) the Stockholder Investment, (iv) the establishment of net deferred tax assets in connection with the Restructuring, and (v) the payment of the LLC Distribution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Conversion from Limited Liability Company Status and Related Distribution" and Note 3 of Note to Financial Statements and Unaudited Pro Forma Balance Sheet and Notes thereto included elsewhere in this Prospectus.
(2) Pro forma as adjusted to reflect the sale by the Company of the 3,500,000 shares of Common Stock offered hereby at the initial public offering price of $15.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."
(3) Excludes (i) 3,355,716 shares of Common Stock issuable upon the exercise of options outstanding at February 28, 1998 under the LLC Option Plan at a weighted average exercise price of $4.66 per share, (ii) 729,784 shares of Common Stock issuable upon the exercise of options outstanding at February 28, 1998 issued outside of the LLC Option Plan at a weighted average exercise price of $1.20 per share, and (iii) 1,644,284 reserved for future issuance under the Company's Stock Incentive Plan (the "Stock Incentive Plan"). See "Management-Stock Option Plans" and Note 6 of Notes to Financial Statements.

                                   DILUTION

  As of December 31, 1997, the net tangible book value of the Company was approximately $8.3 million, or $0.42 per share of Common Stock. The pro forma net tangible book deficit as of December 31, 1997 was approximately $1.5 million or $0.08 per share. Pro forma net tangible book value (deficit) per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to the PAC Acquisition, the Stockholder Investment, the establishment of the deferred tax assets in connection with the Recapitalization and the payments of the LLC Distribution. After giving effect to the sale by the Company of the 3,500,000 shares of Common Stock offered hereby at the initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom after deducting the underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company at December 31, 1997 would have been approximately $46.2 million, or $1.95 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.03 per share to existing stockholders and an immediate decrease in net tangible book value of $13.05 per share to new investors. The following table illustrates this unaudited per share dilution to new investors:

   Assumed initial public offering price per share..............         $15.00
     Net book value per share as of December 31, 1997........... $ 0.42
     Decrease per share attributable to pro forma adjustments...  (0.50)
                                                                 ------
     Pro forma net tangible book deficit per share as of
      December 31, 1997.........................................  (0.08)
     Increase in net book value per share attributable to new
      investors.................................................   2.03
                                                                 ------
   Pro forma net tangible book value per share as of December
    31, 1997 after the Offering.................................           1.95
                                                                         ------
   Dilution per share to new investors..........................         $13.05
                                                                         ======

  The following table sets forth, as of December 31, 1997, on a pro forma basis, after giving effect to the number of shares issued in the PAC Acquisition and the Stockholder Investment, the number of shares of Common Stock previously issued by the Company, the total consideration reflected in the accounts of the Company and the average price per share to the existing stockholders and new investors, assuming the sale by the Company of 3,500,000 shares of Common Stock at the initial public offering price of $15.00 per share, and before deducting the underwriting discount and estimated offering expenses:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 20,206,674   85.2% $ 3,060,000    5.5%    $ 0.15
New investors..............  3,500,000   14.8   52,500,000   94.5      15.00
                            ----------  -----  -----------  -----
  Total.................... 23,706,674  100.0% $55,560,000  100.0%
                            ==========  =====  ===========  =====

  Assuming full exercise of the Underwriters' over-allotment option, the percentage of shares held by existing stockholders would be 83.0% of the total number of shares of Common Stock to be outstanding after the Offering, and the number of shares held by new stockholders would be increased to 4,025,000 shares, or 17.0% of the total number of shares of Common Stock to be outstanding after the Offering. See "Risk Factors--Dilution," "Management" and "Principal and Selling Stockholders."

  The calculation of net tangible book value and the other computations above assume no exercise of outstanding options. The Company has options outstanding at February 28, 1998 to acquire 4,085,500 shares at exercise prices ranging from $0.24 to $10.00 per share and a weighted average exercise price of $4.02 per share. The exercise of these options will have the effect of increasing the net tangible book value dilution of new investors in the Offering.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data of the Company set forth below should be read in conjunction with the financial statements of the Company, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of income data for the years ended December 31, 1995, 1996, and 1997, and the balance sheet data as of December 31, 1996, and 1997, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Prospectus. The balance sheet data as of December 31, 1995 is derived from the audited balance sheet not included herein. The statement of income data for the years ended December 31, 1993 and 1994, and the balance sheet data as of December 31, 1993 and 1994 are derived from the Company's unaudited financial statements not included herein. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in the Prospectus, and include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the financial position and results of operations for these unaudited years. Historical and pro forma results are not necessarily indicative of results to be expected in the future.

                                                 YEAR ENDED DECEMBER 31,
                                         ---------------------------------------
                                          1993    1994    1995    1996    1997
                                         ------- ------- ------- ------- -------
STATEMENT OF INCOME DATA:
 Revenue:
 Software license......................  $ 1,018 $ 1,781 $ 2,463 $ 3,354 $ 7,160
 Services..............................      814   1,587   3,503   6,236  14,411
 Hardware..............................    1,477   3,144   5,255   4,810  10,886
                                         ------- ------- ------- ------- -------
  Total revenue........................    3,309   6,512  11,221  14,400  32,457
 Cost of revenue:
 Software license......................        2       2       6     177     461
 Services..............................      731   1,293   1,740   2,026   6,147
 Hardware..............................    1,278   2,457   3,991   3,734   8,001
                                         ------- ------- ------- ------- -------
  Total cost of revenue................    2,011   3,752   5,737   5,937  14,609
                                         ------- ------- ------- ------- -------
 Gross margin..........................    1,298   2,760   5,484   8,463  17,848
 Operating expenses:
 Research and development..............      168     328   1,138   1,236   3,025
 Sales and marketing...................      368     526   1,147   1,900   3,570
 General and administrative............      341     414   1,058   1,454   2,975
                                         ------- ------- ------- ------- -------
  Total operating expenses.............      877   1,268   3,343   4,590   9,570
                                         ------- ------- ------- ------- -------
 Income from operations................      421   1,492   2,141   3,873   8,278
 Other income, net.....................        2       5      40     103      56
                                         ------- ------- ------- ------- -------
 Income before pro forma income taxes..      423   1,497   2,181   3,976   8,334
 Pro forma income taxes................      162     564     800   1,486   3,023
                                         ------- ------- ------- ------- -------
 Pro forma net income(1)...............  $   261 $   933 $ 1,381 $ 2,490 $ 5,311
                                         ======= ======= ======= ======= =======
 Historical diluted net income per
  share................................  $  0.02 $  0.08 $  0.11 $  0.20 $  0.40
 Shares used in computing historical
  net income per share.................   20,000  20,000  20,010  20,308  20,761
 Pro forma diluted net income per
  share(2).............................                                  $  0.25
 Shares used in computing pro forma
  diluted net income per share(2)......                                   20,951

                                           DECEMBER 31,             PRO FORMA
                                 --------------------------------- DECEMBER 31,
                                 1993  1994   1995   1996   1997     1997(3)
                                 ---- ------ ------ ------ ------- ------------
BALANCE SHEET DATA:
Working capital (deficit)....... $470 $1,974 $3,199 $4,116 $ 6,268   $(3,553)
Total assets....................  747  2,949  5,332  7,276  15,006    13,874
Total Stockholders' equity
 (deficit)......................  500  1,997  3,755  4,882   8,454      (120)

--------
(1) In connection with the Restructuring, the Company will be subject to federal and state corporate income taxes. Pro forma net income is presented as if the Company had been subject to corporate income taxes for all periods presented. See "Conversion From Limited Liability Company Status and Related Distributions" and Notes 3 and 9 of Notes to Financial Statements.
(2) See Note 1 of Notes to Financial Statements.
(3) Pro forma to reflect the PAC Acquisition as if it had occurred on January 1, 1997 for $2.2 million in cash and 106,666 shares of Common Stock valued at $10.00 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Unaudited Pro Forma Balance Sheet and Notes thereto included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Selected Financial Data and the Financial Statements and Notes thereto included elsewhere in this Prospectus. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

OVERVIEW

  Manhattan provides information technology solutions for distribution centers that are designed to enable the efficient movement of goods through the supply chain. The Company's solutions are designed to optimize the receipt, storage and distribution of inventory and the management of equipment and personnel within a distribution center, and to meet the increasingly complex information requirements of manufacturers, distributors and retailers. The Company's solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, training and support; and hardware. The Company currently provides solutions to manufacturers, distributors and retailers primarily in the apparel, consumer products, food service and grocery markets.

  The Company's revenue consists of revenue from the licensing of PkMS; fees for consulting, implementation, training and maintenance services; and revenue from the resale of complementary radio frequency and computer equipment. In recent years, the Company has experienced an increase in services revenue and a decrease in hardware revenue as a percentage of total revenue. Services revenue generally provides the Company with greater profit margins than hardware revenue. The change in the composition of the Company's total revenue has resulted in an increase in the Company's gross margin resulting in increased net income.

  The Company recognizes software license revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 91-1, SOFTWARE REVENUE RECOGNITION. Accordingly, software license revenue is recognized upon shipment of the software following execution of a contract, provided that no significant vendor obligations remain outstanding, amounts are due within one year, and collection is considered probable by management. If significant post-delivery obligations exist, the software license revenue, as well as other components of the contract, are recognized using contract accounting.

  The Company's services revenue consists of revenue generated from services and maintenance related to the Company's software solutions. Services revenue is derived from fees based on consulting, implementation and training services contracted under separate service agreements. Revenue related to consulting, implementation and training services performed by the Company are recognized as the services are performed. Maintenance revenue represents amounts paid, generally in advance, by users for the support and enhancements to the software. Maintenance revenue is recognized ratably over the term of the maintenance agreement, typically 12 months.

  Hardware revenue is generated from the resale of a variety of hardware products, developed and manufactured by third parties, that are integrated with and complementary to the Company's software solution. As part of a complete distribution center management solution, the Company's customers frequently purchase hardware from the Company in conjunction with the licensing of PkMS. These products include computer hardware, radio frequency terminal networks, bar code printers and scanners and other peripherals. Hardware revenue is recognized upon shipment. The Company generally purchases hardware from its vendors only after receiving an order from a customer. As a result, the Company does not maintain hardware inventory in any significant amounts.

  As a result of the election to report as a limited liability company that is treated as a partnership for income tax purposes, the Company has not been subject to federal and state income taxes. Pro forma net income amounts discussed herein include additional provisions for income taxes on a pro forma basis as if the Company were liable for federal and state income taxes as a taxable corporate entity throughout the years presented. The pro forma tax provision is calculated by applying the Company's statutory tax rate to pretax income, adjusted for permanent tax differences. The Company's status as a limited liability company will terminate immediately prior to the effectiveness of the Offering and the Company will thereafter be taxed as a business corporation.

  On February 16, 1998, the Company purchased all of the outstanding stock of Performance Analysis Corporation ("PAC") for approximately $2.2 million in cash and 106,666 shares of the Company's Common Stock valued at $10.00 per share. PAC is a developer of distribution center slotting software. The acquisition will be accounted for as a purchase. The purchase price of approximately $3.3 million has been allocated to the assets acquired and liabilities assumed, including acquired research and development of approximately $1.6 million, purchased software of $500,000, and other intangible assets of $765,000. Purchased software will be amortized over an estimated two-year useful life and other intangible assets will be amortized over a seven-year period. In connection with the PAC Acquisition, the Company will record a charge to income of $1.6 million in the first quarter of 1998 for acquired research and development. The pro forma effects of the acquisition of PAC have been included in the Unaudited Pro Forma Financial Statements presented elsewhere in this Prospectus. PAC is currently in the process of developing a Windows-NT version of its existing product, SLOT-IT. In addition, the Company plans to focus development efforts on integrating the SLOT-IT application into a future product.

  The Company determined the value of the acquired research and development of approximately $1.6 million based on the estimated costs to reproduce the efforts that PAC incurred to begin the development of the Windows NT version of SLOT-IT. The Company's management estimated the time to reproduce the product to be 20 man years. This estimate was based on the actual time incurred by PAC to develop the software and the Company's years of experience developing and commercializing technologies on these platforms in this industry. The Company's management and the President and founder of PAC, Daniel Basmajian, Sr., estimated that PAC has put in 40 man years (based on an average of 4 developers over a period of 10 years) to develop both the DOS based version of SLOT-IT (which is currently being marketed by the Company) and the in-process Windows NT version of SLOT-IT. If the Company were to recreate the Windows NT version of SLOT-IT with the benefit of an existing DOS based version, the Company's management believes it would have spent 20 man years to conceive, design and develop the Windows NT version in its current form. The Company estimates that this development would have taken 10 employees approximately 2 years to develop, or 20 man years. The Company has estimated the cost per employee based on an estimated fully loaded cost per development employee per year and applied that cost to the 20 man years. The fully-loaded cost of $77,000 per year per development employee was based on the current actual average salary per development employee of $70,000 plus payroll taxes of 7% ($5,000) and employee benefits of 3% ($2,000). This fully loaded cost per development employee was increased by 8% for the second year of development.

  The cost approach utilized by the Company is not a widely used methodology to value acquired research and development in a technology acquisition. The Company's management believes this cost approach used to value the in-process technology is an acceptable approach based on its experience with similar transactions in the past and its experience in developing cost estimates for designing and developing technology in the industry. However, many acquisitions in the software industry are accounted for utilizing an income-based approach to the valuation of acquired research and development. Although the Company believes that an income based approach often provides a more precise valuation, because a market has not been established for the Windows NT product, and future cash flow projections were thus not available, the Company elected to utilize the cost based approach. See "Risk Factors--Risks Associated With Recent Acquisition and Possible Acquisitions."

  The Company accounted for this $1.6 million amount as acquired research and development as the Company intends to focus its efforts on completing the development and integrating the SLOT-IT Windows NT version into its future client/server product. The Company currently estimates the cost to complete the development of the Windows NT version of SLOT-IT and to fully integrate the product into PkMS to range from approximately $500,000 to $1,000,000. The Company expects to complete development and to begin to benefit from the acquired project in the last half of 1999. There are no assurances that the Company will be able to successfully complete these projects or that such products, if completed, will achieve market acceptance. If such projects are unsuccessful, the Company's business, financial condition and results of operations would likely be materially adversely affected. The financial results referred to herein reflect the historical results of the Company. The results have not been adjusted on a pro forma basis to reflect the acquisition of PAC.

  In addition, on February 16, 1998, the Company received an investment of $1.0 million by Deepak Raghavan, the Chief Technology Officer and a Director of the Company. This investment provided the Company with additional working capital. In exchange for his investment, Mr. Raghavan received 100,000 shares of the Common Stock of the Company.

RESULTS OF OPERATIONS

  The following table sets forth certain operating data as a percentage of total revenue for the years indicated:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
STATEMENT OF INCOME DATA:
Revenue:
 Software license....................................    22.0%    23.3%    22.1%
 Services............................................    31.2     43.3     44.4
 Hardware............................................    46.8     33.4     33.5
                                                      -------  -------  -------
  Total revenue......................................   100.0    100.0    100.0
                                                      -------  -------  -------
Cost of revenue:
 Software license....................................      --      1.2      1.4
 Services............................................    15.5     14.1     18.9
 Hardware............................................    35.6     25.9     24.7
                                                      -------  -------  -------
  Total cost of revenue..............................    51.1     41.2     45.0
                                                      -------  -------  -------
Gross margin.........................................    48.9     58.8     55.0
Operating expenses:
 Research and development............................    10.1      8.6      9.3
 Sales and marketing.................................    10.2     13.2     11.0
 General and administrative..........................     9.4     10.1      9.2
                                                      -------  -------  -------
  Total operating expenses...........................    29.7     31.9     29.5
                                                      -------  -------  -------
Income from operations...............................    19.2     26.9     25.5
Other income, net....................................     0.3      0.7      0.2
                                                      -------  -------  -------
Income before pro forma income taxes.................    19.5     27.6     25.7
 Pro forma income taxes..............................     7.2     10.3      9.3
                                                      -------  -------  -------
Pro forma net income.................................    12.3%    17.3%    16.4%
                                                      =======  =======  =======

YEARS ENDED DECEMBER 31, 1997 AND 1996

 REVENUE

  Total revenue increased 125.4% to $32.5 million in 1997 from $14.4 million in 1996. Total revenue consists of software license revenue, revenue derived from consulting, maintenance and other services and revenue from the sale of hardware.

    Software License. Software license revenue increased 113.5% to $7.2 million in 1997 from $3.4 million in 1996. The increase in revenue from software licenses was primarily due to an increase in the number of licenses of the Company's PkMS product and an increase in the average price of software licenses. The increase in the average price of software licenses is primarily due to increased product functionality and market acceptance of PkMS.

    Services. Services revenue increased 131.1% to $14.4 million in 1997 from $6.2 million in 1996. The increase in revenue from services was principally due to the increased demand for these services resulting from the increased demand for the Company's PkMS product.

    Hardware. Hardware revenue increased 126.3% to $10.9 million in 1997 from $4.8 million in 1996. The increase in revenue from hardware was principally due to the increased demand for the Company's PkMS product.

 Cost of Revenue

    COST OF SOFTWARE LICENSE. Cost of software license revenue consists of the costs of software reproduction and delivery, media, packaging, documentation and other related costs and the amortization of capitalized software. Cost of software license revenue increased to $461,000, or 6.4% of software license revenue, in 1997 from $177,000, or 5.3% of software license revenue, in 1996. As a percentage of software license revenue, cost of software license revenue remained relatively constant in 1997 as compared to 1996.

    COST OF SERVICES. Cost of services revenue consists primarily of consultant salaries and other personnel-related expenses incurred in system implementation projects and software support services. Cost of services revenue increased to $6.2 million, or 42.7% of services revenue, in 1997 from $2.0 million, or 32.5% of services revenue, in 1996. The increase in cost of services revenue as a percentage of services revenue is principally due to an increase in services personnel, which resulted in an initial increase in non-billable time incurred for training of these new personnel.

    COST OF HARDWARE. Cost of hardware revenue increased to $8.0 million, or 73.5% of hardware revenue, in 1997 from $3.7 million, or 77.6% of hardware revenue, in 1996. The decrease in the cost of hardware as a percentage of hardware revenue is principally due to an increase in sales of hardware products with higher gross margins as compared to the prior year.

 Operating Expenses

    RESEARCH AND DEVELOPMENT. Research and development expenses principally consist of salaries and other personnel-related costs for personnel involved in the Company's product development efforts. The Company's research and development expenses increased by 144.7% to $3.0 million in 1997, or 9.3% of total revenue, from $1.2 million in 1996, or 8.6% of total revenue. The increase in research and development expenses resulted from the addition of research and development personnel in 1997. Significant product development efforts include the continued development of PkMS and the development of a client/server version of PkMS. The Company believes that a continued commitment to product development will be required for the Company to remain competitive and expects the dollar amount of research and development expenses to increase in the near future.

    SALES AND MARKETING. Sales and marketing expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities. Sales and marketing expenses increased by 87.9% to $3.6 million in 1997, or 11.0% of total revenue, from $1.9 million in 1996, or 13.2% of total revenue. The increase in sales and marketing expenses was the result of additional sales and marketing personnel, an increase in sales commissions and expanded marketing program activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel-related costs of executive and financial personnel, as well as facilities, legal, insurance, accounting and other administrative expenses. General and administrative expenses increased by 104.6% to $3.0 million in 1997, or 9.2% of total revenue, from $1.5 million in 1996, or 10.1% of total revenue. The increase in general and administrative expenses was principally due to increased staffing and other administrative expenses necessary to support the Company's growth.

 Income Taxes

    PRO FORMA PROVISION FOR INCOME TAXES. The pro forma provision for income taxes was $3.0 million in 1997, as compared to $1.5 million in 1996, as a result of the Company's substantially increased income in 1997.

YEARS ENDED DECEMBER 31, 1996 AND 1995

 REVENUE

  Total revenue increased 28.3% to $14.4 million in 1996 from $11.2 million in 1995. The increase in total revenue was primarily due to an increase in revenue from services and an increase in revenue from software licenses.

    Software License. Software license revenue increased 36.2% to $3.4 million in 1996 from $2.5 million in 1995. The increase in revenue from software licenses was due to increased acceptance of the Company's products and an increase in the average price of software licenses. The increase in the average price of software licenses is primarily due to increased product functionality and market acceptance of PkMS.

    Services. Services revenue increased 78.0% to $6.2 million in 1996 from $3.5 million in 1995. The increase in revenue from services was primarily due to the increased demand for these services resulting from the increase in the number of PkMS licenses in 1996.

    Hardware. Hardware revenue decreased 8.5% to $4.8 million in 1996 from $5.3 million in 1995. The decrease in revenue from hardware was due to higher proportional demand for hardware products in 1995 as compared to 1996.

 COST OF REVENUE

    Cost of Software License. Cost of software license revenue increased to $177,000, or 5.3% of software license revenue, in 1996 from $6,000, or 0.2% of software license revenue, in 1995. The increase in cost of software license revenue as a percentage of software license revenue was principally due to an increase in the amortization expense of capitalized software.

    Cost of Services. Cost of services revenue increased to $2.0 million, or 32.5% of services revenue, in 1996 from $1.7 million, or 49.7% of services revenue, in 1995. The decrease in cost of services revenue as a percentage of services revenue was principally due to improved utilization of services employees as the Company realized increased operating leverage from its services.

    Cost of Hardware. Cost of hardware revenue decreased to $3.7 million, or 77.6% of hardware revenue, in 1996 from $4.0 million, or 75.9% of hardware revenue, in 1995. The increase in the cost of hardware revenue as a percentage of hardware revenue in 1996 as compared to 1995 was attributable to an increase in the volume of sales of hardware products with lower gross margins as compared to the prior year.

 OPERATING EXPENSES

    Research and Development. The Company's research and development expenses increased by 8.6% to $1.2 million in 1996, or 8.6% of total revenue, from $1.1 million in 1995, or 10.1% of total revenue. The increase in research and development expenses was principally due to the addition of development personnel to enhance existing products and for new product development efforts.

    Sales and Marketing. Sales and marketing expenses increased by 65.7% to $1.9 million in 1996, or 13.2% of total revenue, from $1.2 million in 1995, or 10.2% of total revenue. The increase in sales and marketing expenses was principally due to the addition of sales and marketing personnel, an increase in sales commissions associated with increased revenue and to increased marketing program activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 37.4% to $1.5 million in 1996, or 10.1% of total revenue, from $1.1 million in 1995, or 9.4% of total revenue. The increase in general and administrative expenses was principally due to an increase in financial and administrative personnel and legal and accounting fees necessary to support the Company's growth.

 Income Taxes

    PRO FORMA PROVISION FOR INCOME TAXES. The pro forma provision for income taxes was $1.5 million in 1996 as compared to $800,000 in 1995, as a result of the Company's substantially increased income in 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1994

 Revenue

  Total revenue increased 72.3% to $11.2 million in 1995 from $6.5 million in 1994. The increase in total revenue was due to an increase in all areas of the Company's business.

    SOFTWARE LICENSE. Software license revenue increased 38.3% to $2.5 million in 1995 from $1.8 million in 1994. The increase in revenue from software licenses was due to increased acceptance of the Company's PkMS product and an increase in the average price of software licenses. The increase in the average price of software licenses is primarily due to increased product functionality and market acceptance of PkMS.

    SERVICES. Services revenue increased 120.7% to $3.5 million in 1995 from $1.6 million in 1994. The increase in revenue from services was principally attributable to an increased demand for these services resulting from the increase in the number of PkMS licenses in 1995.

    HARDWARE. Hardware revenue increased 67.1% to $5.3 million in 1995 from $3.1 million in 1994. The increase in revenue from hardware was due to an increased demand for the Company's PkMS product.

 Cost of Revenue

    COST OF SOFTWARE LICENSE. Cost of software license revenue increased to $6,000, or 0.2% of software license revenue, in 1995 from $2,000, or 0.1% of software license revenue, in 1994.

    COST OF SERVICES. Cost of services revenue increased to $1.7 million, or 49.7% of services revenue, in 1995 from $1.3 million, or 81.5% of services revenue, in 1994. The decrease in cost of services revenue as a percentage of revenue is principally due to improved utilization of employees as the Company realized increased operating leverage from its services infrastructure.

    COST OF HARDWARE. Cost of hardware revenue increased to $4.0 million, or 75.9% of hardware revenue, in 1995 from $2.5 million, or 78.1% of hardware revenue, in 1994. The decrease in the cost of hardware revenue as a percentage of hardware revenue is principally due to a decrease in the volume of sales of hardware products with lower margins as compared to the prior year.

 Operating Expenses

    RESEARCH AND DEVELOPMENT. The Company's research and development expenses increased by 247.0% to $1.1 million in 1995, or 10.1% of total revenue, from $328,000 in 1994, or 5.0% of total revenue. The increase in research and development resulted from the addition of development personnel to enhance its products and for new product development efforts.

    SALES AND MARKETING. Sales and marketing expenses increased by 118.1% to $1.2 million in 1995, or 10.2% of total revenue, from $526,000 in 1994, or 8.1% of total revenue. The increase in sales and marketing expenses was due to the addition of sales and marketing personnel and increased marketing expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 155.6% to $1.1 million in 1995, or 9.4% of total revenue, from $414,000 in 1994, or 6.4% of total revenue. The increase in general and administrative expenses was due to an increase in legal and accounting fees as well as other administrative expenses necessary to support the Company's growth.

 Income Taxes

    PRO FORMA PROVISION FOR INCOME TAXES. The pro forma provision for income taxes was $800,000 in 1995, as compared to $564,000 in 1994, as a result of the Company's increased income in 1995.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited quarterly statements of income data for each of the Company's last eight quarters in the period ended December 31, 1997, as well as the percentage of the Company's total revenue represented by each item. The information has been derived from the Company's audited Financial Statements. The unaudited quarterly Financial Statements have been prepared on substantially the same basis as the audited Financial Statements contained herein. In the opinion of management, the unaudited quarterly Financial Statements include all adjustments, consisting only of normal recurring adjustments that the Company considers to be necessary to present fairly this information when read in conjunction with the Company's Financial Statements and notes thereto appearing elsewhere herein. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                        QUARTER ENDED
                          -------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                            1996     1996     1996      1996     1997     1997     1997      1997
                          -------- -------- --------- -------- -------- -------- --------- --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Revenue:
 Software license.......   $1,120   $  520   $  705    $1,009   $1,494   $1,833   $1,981    $1,852
 Services...............    1,301    1,489    1,808     1,638    2,509    3,466    3,820     4,616
 Hardware...............      963    1,453      878     1,516    2,241    2,469    3,081     3,095
                           ------   ------   ------    ------   ------   ------   ------    ------
 Total revenue..........    3,384    3,462    3,391     4,163    6,244    7,768    8,882     9,563
Cost of revenue:
 Software license.......       51       40       42        44       89      105      122       145
 Services...............      289      421      591       725      983    1,326    1,691     2,147
 Hardware...............      807    1,031      672     1,224    1,644    1,953    2,230     2,174
                           ------   ------   ------    ------   ------   ------   ------    ------
 Total cost of revenue..    1,147    1,492    1,305     1,993    2,716    3,384    4,043     4,466
                           ------   ------   ------    ------   ------   ------   ------    ------
Gross margin............    2,237    1,970    2,086     2,170    3,528    4,384    4,839     5,097
Operating expenses:
 Research and
  development...........      210      248      352       426      428      662      791     1,144
 Sales and marketing....      434      468      493       505      507      913      989     1,161
 General and
  administrative........      303      317      376       458      398      589      981     1,007
                           ------   ------   ------    ------   ------   ------   ------    ------
 Total operating
  expenses..............      947    1,033    1,221     1,389    1,333    2,164    2,761     3,312
                           ------   ------   ------    ------   ------   ------   ------    ------
Income from operations..    1,290      937      865       781    2,195    2,220    2,078     1,785
Other income, net.......       22       25       33        23       23       16        9         8
                           ------   ------   ------    ------   ------   ------   ------    ------
Income before pro forma
 income taxes...........    1,312      962      898       804    2,218    2,236    2,087     1,793
Pro forma income taxes..      491      359      336       300      804      811      757       651
                           ------   ------   ------    ------   ------   ------   ------    ------
Pro forma net income....   $  821   $  603   $  562    $  504   $1,414   $1,425   $1,330    $1,142
                           ======   ======   ======    ======   ======   ======   ======    ======
Pro forma diluted net
 income per share.......   $ 0.04   $ 0.03   $ 0.03    $ 0.02   $ 0.07   $ 0.07   $ 0.06    $ 0.05
                           ======   ======   ======    ======   ======   ======   ======    ======
Shares used in pro forma
 diluted net income per
 share .................   20,397   20,397   20,397    20,397   20,397   20,673   20,673    21,661
                           ======   ======   ======    ======   ======   ======   ======    ======

                                              AS A PERCENTAGE OF TOTAL REVENUE
                          -------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                            1996     1996     1996      1996     1997     1997     1997      1997
                          -------- -------- --------- -------- -------- -------- --------- --------
Revenue:
 Software license.......    33.1%    15.0%     20.8%    24.2%    23.9%    23.6%     22.3%    19.4%
 Services...............    38.4     43.0      53.3     39.4     40.2     44.6      43.0     48.3
 Hardware...............    28.5     42.0      25.9     36.4     35.9     31.8      34.7     32.3
                           -----    -----     -----    -----    -----    -----     -----    -----
 Total revenue..........   100.0    100.0     100.0    100.0    100.0    100.0     100.0    100.0
Cost of revenue:
 Software license.......     1.5      1.2       1.3      1.1      1.4      1.4       1.4      1.5
 Services...............     8.6     12.2      17.4     17.4     15.7     17.1      19.0     22.4
 Hardware...............    23.8     29.7      19.8     29.4     26.3     25.1      25.1     22.7
                           -----    -----     -----    -----    -----    -----     -----    -----
 Total cost of revenue..    33.9     43.1      38.5     47.9     43.4     43.6      45.5     46.6
                           -----    -----     -----    -----    -----    -----     -----    -----
Gross margin............    66.1     56.9      61.5     52.1     56.6     56.4      54.5     53.4
Operating expenses:
 Research and
  development...........     6.2      7.2      10.4     10.2      6.9      8.5       8.9     12.0
 Sales and marketing....    12.9     13.5      14.5     12.1      8.1     11.7      11.1     12.1
 General and
  administrative........     8.9      9.2      11.1     11.1      6.4      7.6      11.0     10.5
                           -----    -----     -----    -----    -----    -----     -----    -----
 Total operating
  expenses..............    28.0     29.9      36.0     33.4     21.4     27.8      31.0     34.6
                           -----    -----     -----    -----    -----    -----     -----    -----
Income from operations..    38.1     27.0      25.5     18.7     35.2     28.6      23.5     18.8
Other income, net.......     0.7      0.7       1.0      0.6      0.3      0.2       0.1      0.1
                           -----    -----     -----    -----    -----    -----     -----    -----
Income before pro forma
 income taxes...........    38.8%    27.7%     26.5%    19.3%    35.5%    28.8%     23.6%    18.9%
                           =====    =====     =====    =====    =====    =====     =====    =====

  The Company's operations and related revenue and operating results could vary substantially from quarter to quarter. Among the factors causing these potential variations are fluctuations in the demand for the Company's products, the level of product and price competition in the Company's markets, the length of the Company's sales process, the size and timing of individual transactions, the mix of products and services sold, delays in, or cancellations of, customer implementations, the Company's success in expanding its services and customer support organizations as well as its direct sales force and indirect distribution channels, the timing of new product introductions and enhancements by the Company or its competitors, commercial strategies adopted by competitors, changes in foreign currency exchange rates, customers' budget constraints, the Company's ability to control costs and general economic conditions. A substantial portion of the Company's operating expenses, particularly personnel and facilities costs, are relatively fixed in advance of any particular quarter. As a result, any delay in the recognition of revenue may cause significant variations in operating results in any particular quarter. In addition, an increase or decrease in hardware sales, which provide the Company with lower gross margins than sales of software licenses or services, may contribute to the variability of the Company's operational results in any particular quarter. As a result of the foregoing factors, the Company's operating results for a future quarter may be above or below the expectations of public market analysts and investors. Should the Company's revenue and operating results fall below expectations, the price of the Company's Common Stock would be materially adversely affected. See "Risk Factors--Potential Variability of Quarterly Operations and Financial Results."

  The Company's ability to undertake new projects and increase revenue is substantially dependent on the availability of the Company's consulting services personnel to assist in the implementation of the Company's software solution. The Company believes that supporting greater-than-anticipated growth in revenue would require the Company to rapidly hire additional skilled personnel for the Company's consulting services group, and there can be no assurance that qualified personnel could be located, trained or retained in a timely and cost-effective manner.

  As a result of the foregoing and other factors, the Company believes that quarter-to-quarter comparisons of results are not necessarily meaningful, and such comparisons should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of the Company's Common Stock. See "Risk Factors-- Potential Variability of Quarterly Operations and Financial Results," "-- Ability to Manage Growth" and "--New Management Team; Dependence on Key Personnel."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has funded its operations to date primarily through cash generated from operations. In addition, the Company has also borrowed money from its majority shareholder. As of December 31, 1997, the Company had $3.2 million in cash and cash equivalents.

  The Company's operating activities provided cash of $7.0 million in 1997, $4.0 million in 1996 and $3.1 million in 1995. Cash from operating activities arose principally from the Company's profitable operations and was utilized for working capital purposes, principally increases in accounts receivable. The increase in accounts receivable primarily reflected the Company's continued revenue growth.

  Cash used for investing activities was approximately $1.8 million in 1997, $485,000 in 1996 and $418,000 in 1995. The Company's use of cash was primarily for the purchase of capital equipment, such as computer equipment and furniture and fixtures, to support the Company's growth.

  Cash used for financing activities was approximately $5.1 million in 1997, $2.9 million in 1996 and $273,000 in 1995. The principal use of cash was distributions to the Company's stockholders, partially reduced by borrowings from the Company's majority stockholder. See "Use of Proceeds" and "Certain Transactions."

  The Company has entered into a line of credit with Silicon Valley Bank to fund its proposed distribution to the Manhattan LLC stockholders and to fund its continuing working capital needs. The line of credit does not contain any conditions or restrictive covenants that would materially affect the Company's business, financial condition or results of operations. Prior to the Offering, this distribution will cause the Company to sustain, on a pro forma basis as of December 31, 1997, a working capital deficit of $3.6 million and a stockholders' deficit of $120,000. There can be no assurance that the remaining net proceeds from the Offering will be sufficient to pay for future acquisitions, planned research and development projects and other growth-oriented activities, which could require the Company to incur additional debt or other financing that could impose restrictive covenants and other terms having a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Conversion From Limited Liability Company ("LLC") Status and Utilization of Significant Portion of the Offering Proceeds to Satisfy Indebtedness Incurred to Fund Distributions to Current Stockholders."

NEW ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. The Company will adopt SFAS No. 130 effective with its fiscal year ending December 31, 1998.

  In June 1997, the Financial Accounting Standards Board issued Statement No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. The Company will adopt SFAS No. 131 effective with its fiscal year ending December 31, 1998.

  In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue
Recognition." SOP 97-2 supersedes SOP 91-1, and is effective for the Company beginning after December 15, 1997. SOP 97-2 provides further guidance on recognizing revenue on software transactions.

  The Company's management does not believe that the adoption of these pronouncements will have a material impact on the Company's financial position or results of operations.

                                   BUSINESS

OVERVIEW

  Manhattan provides information technology solutions for distribution centers that are designed to enable the efficient movement of goods through the supply chain. The Company's solutions are designed to optimize the receipt, storage and distribution of inventory and the management of equipment and personnel within a distribution center, and to meet the increasingly complex information requirements of manufacturers, distributors and retailers. The Company's solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, training and support; and hardware. The Company currently provides solutions to manufacturers, distributors and retailers primarily in the apparel, consumer products, food service and grocery markets. As of December 31, 1997, PkMS was licensed for use by more than 250 customers including Calvin Klein, Dean Foods, Jockey International, Mikasa, Nordstrom, Patagonia, Playtex Apparel, SEIKO Corporation of America, The Sports Authority, Timberland and Warnaco.

INDUSTRY BACKGROUND

  Over the past two decades, the flow of goods through the supply chain from manufacturers to consumers has undergone significant changes. These changes began in the United States textile industry, which, faced with increased global competition, implemented an industry-wide initiative in the 1980s to lower the cost of goods sold through more efficient inventory management. This initiative, which became known as "Quick Response," uses technology to improve the flow of information among manufacturers, distributors and retailers. Quick Response has allowed retailers to more rapidly advise manufacturers and distributors of their inventory replenishment needs and has allowed manufacturers and distributors to more efficiently restock retailers. As a result, textile product retailers have been able not only to reduce their idle inventory and cost of goods sold, but also to offer a broader range of products.

  More recently, the consumer products industry experienced a similar supply chain re-engineering, driven primarily by the emergence of national superstore chains and category stores. The business model of these stores, which promotes wider product offerings, lower gross profit margins and a higher rate of inventory turnover than traditional stores, represented a competitive threat to retailers of similar products.

  In order to remain competitive in this changing retail landscape, many retailers have demanded that manufacturers and distributors apply Quick Response principles to their supply chain operations to achieve lower costs and higher levels of service. Retailers' demands include more sophisticated distribution services, such as more frequent store-specific inventory replenishments, more customized packing of goods within each delivery to reduce in-store unpacking times, more sophisticated packaging and labeling of goods to meet merchandising strategies, and the exchange of trading information in compliance with electronic data interchange ("EDI") standards. Demand for these more sophisticated distribution services requires significant modification of distribution center operations for manufacturers and distributors. For example, a manufacturer that previously may have made one bulk shipment to each of six customer distribution centers each month may now be required to ship more than 10,000 custom-packed and labeled orders per month directly to multiple customers' stores or to the customers' distribution centers for immediate reshipment to stores.

  As a result of these retailer demands, distribution centers have increased in size, complexity and cost. Distribution centers today can comprise one million square feet or more with thousands of stock keeping units ("SKUs") and multi-million dollar investments in automated materials handling equipment. The efficient management of a distribution center operation now requires collecting information regarding customer orders, inbound shipments of products, products available on-site, product storage locations, weights and sizes, and outbound shipping data (including customer- or store-specific shipping requirements, routing data and carrier requirements). This information must be analyzed dynamically to determine the most efficient use of the distribution center's labor, materials handling equipment, packaging equipment and shipping and receiving areas. Additionally, manufacturers, distributors and retailers must exchange information with other participants in the supply chain in order to effectively integrate the operation of their distribution centers with the entire supply chain.

  In response to these new distribution center challenges, companies have implemented information technology systems designed to manage this new distribution environment. Gartner Group, an independent industry analysis and research firm, estimates that the distribution center management systems market totaled more than $900 million in revenue in 1997, and that the market is currently growing at 35% annually. Furthermore, Gartner Group projects that the majority of the current installed base of largely internally developed software will be replaced by 2001. An effective distribution center management system must have the ability to integrate with: (i) enterprise resource planning ("ERP") systems; (ii) supply chain management ("SCM") systems such as transportation, order management and demand planning; and (iii) the existing distribution center equipment, including related radio frequency ("RF") equipment and automated materials handling equipment. In addition, customers frequently require their distribution center management systems to incorporate customer-driven modifications to their packaging, information and transportation services, new technologies and newly-defined best practices in their industry. Distribution center management systems also must operate with high reliability and efficiency while supporting very high transaction volumes and multiple users, and therefore are almost exclusively deployed on UNIX or large-scale enterprise servers.

  Traditionally, distribution center management systems have been highly customized, difficult to upgrade and have required costly and lengthy implementations. Furthermore, these systems have not readily supported the increased volumes and complexities associated with recent advances in supply chain re-engineering initiatives. Most providers of these systems have not focused on specific vertical markets but rather have attempted to customize their solutions to differing vertical market demands with each implementation. As a result, many of these providers have been unable to effectively leverage industry-specific expertise for use in future implementations.

THE MANHATTAN SOLUTION

  Manhattan provides information technology solutions for distribution centers that are designed to enable the efficient movement of goods through the supply chain. The Company's solutions are designed to optimize the receipt, storage and distribution of inventory and the management of equipment and personnel within a distribution center, and to meet the increasingly complex information requirements of manufacturers, distributors and retailers. The Company's solutions consist of software, including PkMS, a comprehensive and modular software system; services, including design, configuration, implementation, training and support; and hardware. In addition, through its recent acquisition of PAC, the Company offers slotting functionality, which helps determine the optimal storage location for inventory within a distribution center. The Company currently provides solutions to manufacturers, distributors and retailers primarily in the apparel, consumer products, food service and grocery markets.

  PkMS allows organizations to manage the receiving, stock locating, stock picking, order verification, order packing and shipment of products in complex distribution centers. PkMS is designed to optimize the operation of a distribution center by increasing inventory turnover, improving inventory accuracy, reducing response times, reducing inventory levels, improving customer service and increasing the productivity of labor, facilities and materials handling equipment. The Company has developed robust, high volume systems for manufacturers, distributors and retailers of consumer products to support Quick Response and other industry and supply chain initiatives. PkMS employs leading relational database technology and can be easily integrated with third party software applications, including the ERP and SCM systems of its customers.

  The Manhattan solutions feature PkMS, a modular software system that, together with the Company's consulting, implementation and maintenance services, provides:

  . COMPREHENSIVE FUNCTIONALITY--PkMS addresses a full range of requirements of modern, complex distribution centers with an existing product rather than custom-designed and developed applications. PkMS provides comprehensive functionality for specific vertical markets incorporating industry-wide initiatives.

  . EASE OF IMPLEMENTATION--PkMS' modular design, along with the Company's knowledge of specific vertical markets and expertise in planning and installation, allows the Company's solutions to be implemented more rapidly than highly-customized distribution center management systems. A typical implementation can often be completed within six months. Because of its modular design, PkMS can be implemented in phases to meet specific customer demands.

  . TIMELY RESPONSE TO INDUSTRY INITIATIVES--PkMS features a comprehensive maintenance program to provide its customers with timely software upgrades offering increased functionality and technological advances which address emerging supply chain and other industry initiatives.

  . FLEXIBILITY AND CONFIGURABILITY--PkMS is designed to be easily configured to meet a distribution center's specific requirements and reconfigured to meet changing customer requirements.

  . SCALEABILITY--PkMS is designed to facilitate the management of evolving distribution center systems to accommodate increases in the number of system users, complexity and distribution volume.

  In addition, through its recent acquisition of PAC, the Company offers slotting functionality, which helps determine the optimal storage location for inventory within a distribution center. See "--Recent Developments."

STRATEGY

  The Company's objective is to be the leading provider of information technology solutions that enable distribution centers to more efficiently manage the movement of goods through the supply chain. The Company will continue to provide solutions to targeted vertical markets by offering advanced, highly functional, highly scaleable applications that allow customers to leverage their investment in distribution centers and meet frequently-changing customer requirements. The Company's strategy to achieve this objective includes the following key elements:

  Enhance Core Product Functionality. The Company intends to continue to focus its product development resources on the development and enhancement of PkMS to extend its functionality and enable its operation on client/server platforms. The Company identifies further enhancements to PkMS through on-going customer consulting engagements and implementations, interactions with its user groups and participation in industry standards and research committees. The Company intends to continue to achieve these development objectives through both its internal research and development activities and selected acquisitions of complementary products and technologies.

  Target New Vertical Markets. The Company to date has focused its marketing, sales and product development efforts on specific vertical markets, particularly in the apparel manufacturing industry. The Company is increasingly targeting additional vertical markets, including food service, grocery and other retailers. In addition, the Company plans to target other vertical markets that adopt Quick Response, Efficient Consumer Response and similar industry initiatives.

  Expand Sales, Services and Marketing Organizations. Manhattan currently sells and supports PkMS through its direct sales and services personnel. The Company plans to invest significantly in expanding its sales, services and marketing organizations and to pursue strategic marketing partnerships with systems integrators and third party software application providers.

  Develop International Sales. The Company has historically focused its sales efforts on customers in the United States. The Company intends to add sales personnel and establish offices focused on international opportunities and pursue strategic marketing partnerships with international systems integrators and third party software application providers.

  Expand Integration with Complementary Products. The Company believes that the ability to offer a software solution that can extend integration with leading third party software applications will continue to provide a significant competitive advantage. The Company intends to continue to develop PkMS to integrate with complementary SCM, ERP and other business applications.

PRODUCTS AND SERVICES

  Software. PkMS, the Company's principal software product, features a modular design which permits customers to selectively implement specific functionality depending on the needs of each distribution facility or operation.

  The following table describes the functions of the PkMS modules:

         MODULE                             DESCRIPTION
  INVENTORY MANAGEMENT   MANAGES THE RECEIPT, PUT-AWAY AND MOVEMENT OF ALL
     SYSTEM ("IMS")      INVENTORY THROUGHOUT THE DISTRIBUTION CENTER

        Receiving        . Verifies the accuracy of incoming shipments against
                           the advanced shipping notice
                         . Designates incoming inventory for quality audit and
                           immediate out-going shipment (cross-docking)
                         . Manages receiving yard by scheduling time, dock
                           location and priority of shipments
-------------------------------------------------------------------------------
      Stock Locator      . Enhances inventory movement efficiency by directing
                           put-away, minimizing travel distances and optimizing
                           storage capacity
                         . Tracks movement of inventory by allowing real-time
                           inquiries by location, SKU and other criteria
-------------------------------------------------------------------------------
       Cycle Count       . Enables more efficient inventory counts by
                           permitting specific zones of a distribution center
                           to be "frozen" without interrupting ongoing
                           operations
                         . Automatically generates cycle count tasks for
                           specific SKUs, locations or other user-designated
                           criteria
-------------------------------------------------------------------------------
  Work Order Management  . Directs the assembly of finished goods within a distribution center to match customer demands
-------------------------------------------------------------------------------
     Radio Frequency     . Allows the real-time collection of inventory product
  Functions for the IMS    information and location with remote, hand-held
                           mobile devices for integration with the IMS
                         . Communicates real-time task assignments to workers
                           in remote locations of the distribution center
-------------------------------------------------------------------------------
     Task Management     . Coordinates the sequence of distribution center
   System for the IMS      tasks to optimize labor efficiency

  OUTBOUND DISTRIBUTION  MANAGES THE PICKING, PACKING AND SHIPPING OF ORDERS IN
     SYSTEM ("ODS")        EFFICIENT RELEASE WAVES

     Wave Management      . Selects, prioritizes and groups outgoing orders in manageable increments based upon user-defined criteria
                          . Routes picktickets based upon retailer requirements and pre-determines carton contents to minimize the number of outgoing cartons
                          . Facilitates stock replenishment for active picking and packing locations
------------------------------------------------------------------------------------------------------------------------------
      Verification        . Provides automatic verification of orders and identifies order shortages and overages to maximize shipping accuracy at several different points within the order fulfillment process
------------------------------------------------------------------------------------------------------------------------------
     Radio Frequency      . Allows the real-time collection of shipment information and location with remote, hand-held mobile
  Functions for the ODS     devices
                          . Communicates real-time task assignments to workers in remote locations of the distribution center
------------------------------------------------------------------------------------------------------------------------------
   Freight Management     . Sorts orders by specific freight carriers, calculates shipping charges and controls load
         System             sequencing based upon truck routes
                          . Generates all documentation required for shipping such as bills of lading and retailer-compliant required manifests
------------------------------------------------------------------------------------------------------------------------------
     Parcel Shipping      . Calculates all shipping charges for parcel shipments, generates tracking numbers and provides
         System             appropriate documentation for parcel carriers
------------------------------------------------------------------------------------------------------------------------------
    Order Allocation      . Prioritizes and allocates orders based on current aggregate inventory levels for customers whose
         System             host system is unable to perform this function
   ADVANCE SHIP NOTICE    ENABLES A CUSTOMER'S SUPPLIERS IN REMOTE LOCATIONS TO CREATE ADVANCED SHIP NOTICES FOR THE
     ENABLER SYSTEM       CUSTOMER'S RECEIVING DISTRIBUTION CENTER

  Through its recent acquisition of PAC, the Company offers SLOT-IT, a software application with "slotting" functionality. Slotting is the process by which inventory items are stored in the optimal physical location within a distribution center. By using decision-support algorithms, SLOT-IT helps determine the optimal location based upon such factors as historical shipment volumes, seasonal demands, location of related products, and physical size and stacking characteristics of a product. Historically, distribution centers using SLOT-IT have realized increased efficiency in managing stock locating, stock picking, order packing and shipment of products.

  Consulting Services. The Company's consulting services provide its customers with expertise and assistance in planning and implementing the Company's solutions. To ensure a successful product implementation, consultants assist customers with the initial installation of a system, the conversion and transfer of the customer's historical data onto the Company's system, and ongoing training, education and upgrades. The Company believes that its consulting services enable the customer to implement PkMS rapidly, ensure the customer's success with the Company's solution, strengthen the relationship with the customer, and add to the Company's industry-specific knowledge base for use in future implementations and product development efforts.

  Although the Company's consulting services are optional, substantially all of its customers utilize these services for the implementation and ongoing support of the Company's software products. Consulting services are billed on an hourly basis. The Company believes that the complexity of platforms on which the current products operate and the increased complexity of its planned client/server product will result in an increased demand for consulting services. Accordingly, the Company plans to substantially increase the number of consultants to support anticipated growth in product implementations and upgrades. To the extent the Company is unable to attract, train and retain qualified consulting personnel, the Company's operating results may be adversely affected. See "Risk Factors--Ability to Manage Growth" and "--New Management Team; Dependence on Key Personnel."

  The Company's consulting services group consists of business consultants, systems analysts and technical personnel devoted to assisting customers in all phases of systems implementation including planning and design, customer-specific configuring of modules, and on-site implementation or conversion from existing systems. The Company's consulting personnel undergo training on distribution center operations and the Company's products. The Company believes that this training, together with the ease of implementation of its products, enables it to productively utilize newly-hired consulting personnel more rapidly than its competitors. The Company may increasingly utilize third party consultants, such as those from major systems integrators, to assist in certain implementations.

  Maintenance. PkMS features a comprehensive maintenance program which provides its customers with timely software upgrades offering increased functionality and technological advances which incorporate emerging supply chain and other industry initiatives. As of December 31, 1997, a majority of the Company's customers had subscribed to the Company's comprehensive maintenance support program. The Company has the ability to remotely access the customer's system in order to perform diagnostics, on-line assistance and software upgrades. All of the Company's annual maintenance agreements entitle customers to software product upgrades. The Company offers a standard annual maintenance option providing for customer telephone support during normal business hours for 15% of the current software license fee and 24 hour maintenance for 20% percent of the current software license fee.

  Hardware. The Company's products operate on multiple hardware platforms utilizing various hardware systems and interoperate with many third party software applications and legacy systems. This open system capability enables customers to continue using their existing computer resources and to choose among a wide variety of existing and emerging computer hardware and peripheral technologies.

  In conjunction with the licensing of PkMS, the Company resells a variety of hardware products developed and manufactured by third parties in order to provide the Company's customers with an integrated distribution center management solution. These products include computer hardware, radio frequency terminal networks, bar code printers and scanners, and other peripherals. The Company resells all third party hardware products pursuant to agreements with manufacturers or through distributor authorized reseller agreements pursuant to which the Company is entitled to purchase hardware products at discount prices and to receive technical support in connection with product installations and any subsequent product malfunctions. The Company generally purchases hardware from its vendors only after receiving an order from a customer. As a result, the Company does not maintain hardware inventory in any significant amounts.

SALES AND MARKETING

  To date, substantially all of the Company's revenue has been generated through its direct sales force. The Company plans to continue to invest significantly in expanding its sales, support, services and marketing organizations within the United States, and to pursue strategic marketing partnerships. The Company conducts comprehensive marketing programs that include advertising, public relations, trade shows, joint programs with vendors and consultants and ongoing customer communication programs. The sales cycle typically begins with the generation of a sales lead or the receipt of a request for proposal from a prospective customer. The sales lead or request for proposal is followed by the qualification of the lead or prospect, an assessment of the customer's requirements, a formal response to the request for proposal, presentations and product demonstrations, site visits to an existing customer utilizing the Company's distribution center management system and contract negotiation. The sales cycle can vary substantially from customer to customer but typically requires three to six months.

CUSTOMERS

  To date, the Company's customers have been primarily manufacturers, distributors and retailers in the apparel, consumer products, food service and grocery market segments. The Company plans to expand its presence in the health and beauty products, industrial products and automotive products markets. As of December 31, 1997, PkMS was licensed for use by more than 250 customers including Calvin Klein, Dean Foods, Jockey International, Mikasa, Nordstrom, Patagonia, Playtex Apparel, SEIKO Corporation of America, The Sports Authority, Timberland and Warnaco. The following table sets forth a representative list of the Company's customers as of December 31, 1997, that have purchased at least $100,000 in products and services from the Company.

APPAREL MANUFACTURERS  FOOD SERVICE AND DISTRIBUTION  HEALTH AND BEAUTY
Aris Isotoner          Abbott Food Services           PRODUCTS
ASICS Tiger            Arrow Industries               Andrew Jergens
Authentic Fitness      Austin Quality Foods           Beiersdorf USA
Calvin Klein           Burns Philp Food               Bonne Bell

Duck Head Apparel      Canned Foods
Espirit                Dean Foods                     INDUSTRIAL PRODUCTS
Farah (U.S.A.)         Maines Paper and Food Service  American Tack & Hardware
Garan Manufacturing    Zacky Farms                    Delta International
                                                      Machinery

Hugo Boss
Jockey International   CONSUMER PRODUCTS              Familian Pipe & Supply
London Fog             Brother International          Liberty Hardware
Oxford Industries      Bulova                         PPG Architectural
Patagonia              Conair Group                   Coatings
Playtex Apparel        Hunter Fan                     Rain Bird Sales

Stride Rite            Lenox
Timberland             Mikasa                         RETAILERS
Warnaco                Remington Products             Edison Brothers
                       SEIKO Corp. of America         Holiday Stores
                       Tandy Brands Accessories       Nordstrom
                                                      The Sports Authority

  The Company's top five customers in aggregate accounted for 22% and 26% of the Company's total revenue in 1997 and 1996, respectively. No single customer accounted for 10% or more of the Company's total revenue during any of the three years ended December 31, 1997.

  Customers of PAC, which the Company recently acquired, operate primarily in the grocery market segment. PAC customers include Associated Wholesale Grocers, Food Lion, Nautica, Stop & Shop and SUPERVALU. See "--Recent Developments."

PRODUCT DEVELOPMENT

  The Company's development efforts are focused on adding new functionality to existing products and enhancing the operability of its products across distributed and changing heterogeneous hardware platforms, operating systems and relational database systems. The Company believes that its future success depends in part upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce new or enhanced products that incorporate new technological developments and emerging industry standards. To that end, the Company's development efforts frequently focus on base system enhancements incorporating new user requirements and potential features identified through customer interaction and systems implementations. As a result, the Company is able to continue to offer its customers a highly configurable product with increasing functionality rather than a custom-developed software program.

  The Company is currently devoting a significant portion of its research and development efforts to the development of a client/server version of PkMS which will operate using the Windows 95 operating system and the Windows NT, UNIX and AS/400 server operating environments. As part of this development effort, the Company is employing a multi-tiered architecture based on a CORBA interface that facilitates scaleability and standardizes interfaces to other enterprise software applications. The Company is also employing object-oriented design frameworks which may require less code and may simplify future maintenance and upgrades. The Company intends to employ a more intuitive graphical user interface in the client/server version of PkMS and to employ installation "wizards" designed to ease the installation and configuration of the product.

  The Company is also currently developing new functionality for PkMS, such as features designed to enhance worker productivity, improve yard management and schedule inbound shipment receiving appointments. The Company also plans to focus development efforts on integrating the SLOT-IT application, which was recently acquired in connection with the PAC acquisition, into future releases of PkMS. The Company plans to continue to conduct its development efforts internally in order to retain development knowledge and promote the continuity of programming standards.

  The Company's research and development expenditures for the years ended December 31, 1997, 1996 and 1995 were $3.0 million, $1.2 million and $1.1 million, respectively. The Company intends to continue to increase its investment in product development in the future.

COMPETITION

  The Company's products are targeted at the distribution center management systems market, which is intensely competitive and characterized by rapid technological change. The principal competitive factors affecting the market for the Company's products include vendor and product reputation; product architecture, functionality and features; ease and speed of implementation; return on investment; product quality, price and performance; and level of support. The Company believes that it competes favorably with respect to each of these factors. The Company's competitors are diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise as a whole. The Company's existing competitors include: (i) distribution center management software vendors including Catalyst International, Inc., EXE Technologies, Inc., Haushahn Systems & Engineers and McHugh Software International, Inc.; (ii) the corporate information technology departments of potential customers capable of internally developing solutions; and (iii) smaller independent companies that have developed or are attempting to develop distribution center management software that competes with the Company's software solution.

  The Company may face competition in the future from (i) business application software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, distribution center management software; and (ii) ERP and SCM applications vendors. To the extent such ERP and SCM vendors develop or acquire systems with functionality comparable or superior to the Company's products, their significant installed customer bases, long-standing customer relationships and ability to offer a broad solution could provide a significant competitive advantage over the Company. In addition, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

  Many of the Company's competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. In order to be successful in the future, the Company must continue to respond promptly and effectively to technological change and competitors' innovations. There can be no assurance that current or potential competitors of the Company will not develop products comparable or superior in terms of price and performance features to those developed by the Company. In addition, no assurance can be given that the Company will not be required to make substantial additional investments in connection with its research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that the Company will be able to compete successfully in the future. Increased competition will result in reductions in market share, pressure for price reductions and related reductions in gross margins, any of which could materially and adversely affect the Company's ability to achieve its financial and business goals. There can be no assurance that in the future the Company will be able to successfully compete against current and future competitors. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The Company relies on a combination of copyright, trade secret, trademark, service mark and trade dress laws, confidentiality procedures and contractual provisions to protect its proprietary rights in its PkMS product and technology. The Company has registered trademarks in "PkMS" and the Manhattan Associates, Inc. logo. The Company has no registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to, and distribution of, its proprietary information. The Company licenses PkMS to its customers in source code format and restricts the customer's use for internal purposes without the right to sublicense the PkMS product. However, the Company believes that the foregoing measures afford only limited protection. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's products or technology. In addition, policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exist, software piracy could become a problem.

  As the number of supply chain management applications in the industry increases and the functionality of these products further overlaps, companies that develop software, like Manhattan, may increasingly become subject to claims of infringement or misappropriation of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, diversion of management's attention and cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations, regardless of the final outcome of such litigation. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the United States and abroad, there can be no assurance that the Company will be successful in doing so, or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's products or technology. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Intellectual Property Rights."

EMPLOYEES

  As of December 31, 1997, the Company had 191 full-time employees. None of the employees of the Company is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good. As of February 28, 1998, certain of the Company's employees were employed pursuant to the H-1(B), non-immigrant work-permitted visa classification. See "Risk Factors--Immigration Issues."

  The Company believes its future success will depend in large part on its ability to recruit and retain qualified employees, especially experienced software engineering personnel. The competition for such personnel is intense, and there can be no assurance that the Company will be successful in retaining or recruiting key personnel. See "Risk Factors--Ability to Manage Growth" and "--New Management Team; Dependence on Key Personnel."

PROPERTIES

  The Company's principal administrative, sales, marketing, support, and research and development facility is located in approximately 63,000 square feet of modern office space in Atlanta, Georgia. This facility is leased to the Company through December 31, 2002. Management believes its current facilities are adequate for its present requirements. However, the Company expects in the future to expand into additional facilities.

COMPANY HISTORY

  The Company is a Georgia corporation formed to own all of the assets and liabilities of Manhattan LLC. Manhattan LLC was formed in 1995 by the contribution of the assets, liabilities and intellectual property rights of Pegasys Systems Incorporated ("Pegasys") and the contribution of certain intellectual property rights from the other founders of Manhattan LLC. Pegasys is controlled by Alan J. Dabbiere, the Company's Chairman of the Board, Chief Executive Officer and President. After the Restructuring, Pegasys, and Mr. Dabbiere through his control of Pegasys, will be a controlling stockholder of the Company. See "Principal and Selling Stockholders."

RECENT DEVELOPMENTS

  On February 16, 1998, the Company purchased all of the outstanding stock of Performance Analysis Corporation for $2.2 million in cash and 106,666 shares of the Company's Common Stock valued at $10.00 per share. PAC is a developer of distribution center slotting software. The PAC acquisition will be accounted for as a purchase. The purchase price of approximately $3.3 million has been allocated to the assets acquired and liabilities assumed including acquired research and development of $1.6 million, purchased software of $500,000, and other intangible assets of $765,000. Purchased software will be amortized over an estimated two-year useful life and other intangible assets will be amortized over a seven-year period. In connection with the PAC Acquisition, the Company will record a charge to income of approximately $1.6 million in the first quarter of 1998 for acquired research and development.

  In the past year, the Company has appointed five persons as executive officers to fill new positions created to allow the Company to execute its growth strategy and to provide the infrastructure necessary for a public company. In addition, the Company intends to add Brian J. Cassidy and Charles
W. McCall as members of its Board of Directors within 90 days after the date of this Prospectus. See "Risk Factors--New Management Team; Dependence on Key Personnel" and "Management."

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

  The directors and executive officers of the Company and their ages as of February 26, 1998, are as follows:

      NAME                    AGE                     POSITION
      ----                    ---                     --------
Alan J. Dabbiere.............  36 Chairman of the Board of Directors, Chief
                                  Executive Officer and President(1)
Deepak Raghavan..............  32 Chief Technology Officer and Director(1)
Gregory Cronin...............  50 Executive Vice President--Sales and Marketing
Oliver M. Cooper.............  41 Chief Operating Officer
David K. Dabbiere............  39 Vice President, General Counsel and Secretary
Michael J. Casey.............  34 Chief Financial Officer and Treasurer
Neil Thall...................  51 Vice President--Supply Chain Strategy

--------
(1) Member of the Executive Committee.

 Directors and Executive Officers

  ALAN J. DABBIERE, a founder of the Company, has served as Chief Executive Officer and President of the Company since its inception in 1990 and Chairman of the Board since February 1998. From 1986 until 1990, Mr. Dabbiere was employed by Kurt Salmon Associates, a management consulting firm specializing in consumer products manufacturing and retailing, where he specialized in consulting for the retail and consumer products manufacturing industries. At Kurt Salmon Associates, Mr. Dabbiere participated in Quick Response pilot projects focused on the value of an integrated supply-chain initiative. Mr. Dabbiere serves on the American Apparel Manufacturer Association's Management Systems Committee.

  DEEPAK RAGHAVAN, a founder of the Company, has served as Chief Technology Officer of the Company since its inception in 1990 and as a Director of the Company since February 1998. From 1987 until 1990, Mr. Raghavan was a Senior Software Engineer for Infosys Technologies Limited, a software development company, where he specialized in the design and implementation of information systems for the apparel manufacturing industry.

  GREGORY CRONIN has served as Executive Vice President--Sales and Marketing of the Company since December 1997. Prior to joining the Company, Mr. Cronin served as President and Chief Operating Officer of McHugh Software International, Inc., a competing developer of distribution center management and transportation management software, from 1992 until December 1997. Before he was appointed as President and Chief Operating Officer of McHugh Software International, Inc., Mr. Cronin served in several other capacities with that company, including Senior Vice President--Sales and Marketing.

  OLIVER M. COOPER has served as Chief Operating Officer of the Company since August 1997. Prior to joining the Company, Mr. Cooper served as Vice President--Sales and New Business Development for Compression Labs, Inc., a publicly traded developer of video conferencing and compression products from October 1995 until July 1997. Prior to joining Compression Labs, Inc., Mr. Cooper served in several capacities from October 1988 to September 1995 with Scientific-Atlanta, Inc., most recently as Vice President and General Manager--Broadband Communications Group.

  DAVID K. DABBIERE has served as Vice President, General Counsel and Secretary of the Company since March 1998. From 1984 to 1998, Mr. Dabbiere was employed by The Procter &

Gamble Company most recently as Associate General Counsel. Mr. Dabbiere was responsible for, among other duties, the intellectual property matters for Procter & Gamble's Beauty Care & Cosmetic and Fragrances sectors.

  MICHAEL J. CASEY has served as Chief Financial Officer of the Company since November 1997. Prior to joining the Company, Mr. Casey served as Chief Financial Officer of Intellivoice Communications, Inc., a developer of voice recognition software applications from April 1997 until November 1997. From February 1996 to February 1997, Mr. Casey was Chief Financial Officer, Treasurer and Secretary of Colorocs Information Technologies, Inc., a publicly traded information technology company. From 1992 to 1996, Mr. Casey served as Vice President--Finance for IQ Software Corporation, a publicly traded software developer. Prior to 1992, Mr. Casey was employed by Arthur Andersen LLP, where he served the technology and communications industries. Mr. Casey is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant in the State of Georgia.

  NEIL THALL has served as Vice President--Supply Chain Strategy of the Company since January 1998. From 1992 to 1997, Mr. Thall served as President of Neil Thall Associates, a software development and management consulting subsidiary of HNC Software, Inc. that specialized in inventory management, Quick Response and vendor managed inventory initiatives. Prior to 1992, Mr. Thall was employed by Kurt Salmon Associates as National Service Director-- Retail Consulting, where he specialized in the development and implementation of information systems for major department stores, specialty and mass merchant chains.

 Other Key Employees

  DEEPAK M.J. RAO, a founder of the Company, has served as a Vice President of the Company since its inception in 1990. From 1987 until 1990, Mr. Rao was an Assistant Project Manager for Infosys Technologies Limited, a software development company, where he specialized in the design and implementation of information systems for the banking industry.

  PONNAMBALAM MUTHIAH, a founder of the Company, has served as a Vice President of the Company since its inception in 1990. From 1987 until 1990, Mr. Muthiah was a Senior Software Engineer for Infosys Technologies Limited, a software development company, where he specialized in the design and implementation of information systems for the apparel manufacturing industry.

  ZACHARY TODARO has been employed by the Company since April 1993 and has served as Director of Consulting Services of the Company since August 1997. Prior to serving as Director of Consulting Services, Mr. Todaro served in several capacities with the Company including sales, product development and consulting.

  JEFFRY W. BAUM joined the Company in February 1998 as Vice President-- International Business Development. From January 1997 until February 1998, Mr. Baum served as Vice President--Sales and Marketing of Haushahn Systems & Engineers, a warehouse management systems and material handling automation provider. From March 1, 1992 until December 1996, Mr. Baum served as Senior Account Manager at Haushahn. Prior to that, he served in a variety of business development, account management and marketing positions with Logisticon, Inc. and Hewlett-Packard.

  DANIEL BASMAJIAN, SR. Mr. Basmajian has served as President of Performance Analysis Corporation since 1987. Performance Analysis Corporation became a wholly-owned subsidiary of the Company in February 1998, when the Company acquired all of its issued and outstanding shares.

 Election of Directors

  The Company intends to add Brian J. Cassidy and Charles W. McCall as members of its Board of Directors within 90 days after the date of this Prospectus. It will be necessary for the Company to appoint these or two other independent directors within the 90 day time period in order to maintain its Nasdaq National Market listing. Failure to appoint two such directors could result in a delisting of the Common Stock from the Nasdaq National Market.

  BRIAN J. CASSIDY has served as the Vice-Chairman and Co-Founder of LiveContent Inc., a developer and supplier of research tools for the Internet, since April 1996. Prior to joining LiveContent Inc., Mr. Cassidy served as Vice President of Business Development of Saros Corporation, a developer of document management software, from January 1993 to March 1996. Prior to joining Saros Corporation, Mr. Cassidy was employed by Oracle Corporation, as Joint Management Director of European Operations and a member of the Executive Management Board from 1983 to 1988 and as Worldwide Vice President of Business Development from 1988 to 1990.

  CHARLES W. MCCALL has served as President and Chief Executive Officer of HBO & Company, a developer and supplier of software for the healthcare industry, since 1991. Mr. McCall has been a member of the Board of Directors of HBO & Company since 1991 and has served as Chairman of the Board of Directors since February 1998. Prior to joining HBO & Company, Mr. McCall served as President and Chief Executive Officer of CompuServe, Inc., a computer communications and information services company. Mr. McCall also serves on the Board of Directors of EIS International, Inc., WestPoint Stevens, Inc. and AMERIGROUP Inc.

  The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is currently comprised of one Class I director (Mr. Dabbiere), one Class II director (Mr. Raghavan) and no Class III directors. Following the proposed election of Messrs. Cassidy and McCall to the Board of Directors, Mr. Cassidy is expected to be a Class I director and Mr. McCall is expected to be a Class III director. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 1999, 2000 and 2001 annual meetings of stockholders, respectively. There are no family relationships between any of the directors or executive officers of the Company, except that Alan J. Dabbiere is the brother of David K. Dabbiere. See "Risk Factors--No Prior Public Market for Common Stock; Possible Volatility of Stock Price" and "Description of Capital Stock--Certain Articles of Incorporation and Bylaw Provisions."

EMPLOYMENT AGREEMENTS

  Mr. Cronin has entered into an employment agreement with the Company effective as of November 15, 1997. Pursuant to this agreement, Mr. Cronin is entitled to receive an annual base salary of $200,000 and is entitled to a performance-related bonus of up to $100,000 per year. In addition, Mr. Cronin received a signing bonus of $100,000 and an option to purchase 350,000 shares of the Company's Common Stock which shall vest in equal annual installments beginning November 14, 1998. Under the terms of the agreement, Mr. Cronin has agreed to assign to the Company all patents, copyrights and other intellectual property developed by him during the course of his employment with the Company. In addition, Mr. Cronin has agreed not to solicit customers of the Company for a period of one year following the termination of his employment with the Company. In connection with any termination of Mr. Cronin's employment, other than for cause or voluntarily by Mr. Cronin, Mr. Cronin will be entitled to receive a severance payment within 30 days of termination equal to the amount of his annual base salary.

  Mr. Cooper has entered into an employment agreement with the Company effective as of August 11, 1997. Pursuant to this agreement, Mr. Cooper is entitled to receive an annual base salary of $175,000 and is entitled to a performance-related bonus of up to $75,000 per year. In addition, Mr. Cooper received a signing bonus of $70,000 and an option to purchase 200,000 shares of the Company's Common Stock of which 60,000 shares vest over the first six months of the option term beginning on August 11, 1997, 40,000 shares vest on each of August 11, 1998 and August 11, 1999, and 60,000 shares vest on August 11, 2000. Under the terms of the agreement, Mr. Cooper has agreed to assign to the Company all patents, copyrights and other intellectual property developed by him during the course of his employment with the Company. In addition, Mr. Cooper has agreed not to solicit customers of the Company for a period of one year following his voluntary termination or termination without cause from the Company. In connection with any termination of Mr. Cooper's employment during the first two years of his employment, other than a termination for cause or voluntarily by Mr. Cooper, Mr. Cooper will be entitled to receive a severance payment equal to fifty percent of his base salary.

  Mr. Casey has entered into an employment agreement with the Company effective as of November 10, 1997. Pursuant to this agreement, Mr. Casey is entitled to receive an annual base salary of $120,000 and is entitled to a performance-related bonus of up to $25,000 per year. In addition, Mr. Casey received a signing bonus of $20,000 and an option to purchase 100,000 shares of the Company's Common Stock of which 20,000 shares vest over the first six months of the option term beginning on November 10, 1997, 26,668 shares vest on November 10, 1998, and 26,668 shares vest on each of November 10, 1999 and November 10, 2000. Under the terms of the agreement, Mr. Casey has agreed to assign to the Company all patents, copyrights and other intellectual property developed by him during the course of his employment with the Company. In addition, Mr. Casey has agreed not to solicit customers of the Company for a period of one year following the termination of his employment with the Company. In connection with any termination of Mr. Casey's employment during the first two years of his employment, other than a termination based on gross negligence or willful misconduct, Mr. Casey will be entitled to receive a severance payment within 30 days of termination equal to fifty percent of his base salary.

  Mr. Thall has entered into an employment agreement with the Company effective as of November 25, 1997. Pursuant to this agreement, Mr. Thall is entitled to receive an annual base salary of $200,000 and is entitled to a performance-related bonus of up to $40,000 per year. In addition, Mr. Thall received an option to purchase 150,000 shares of the Company's Common Stock of which 40,000 shares vested as of November 25, 1997, 40,000 shares vest on each of November 25, 1998 and November 25, 1999, and 30,000 shares vest on
November 25, 2000. Under the terms of the agreement, Mr. Thall has agreed to assign to the Company all patents, copyrights and other intellectual property developed by him during the course of his employment with the Company. In addition, Mr. Thall has agreed not to solicit customers of the Company for a period of one year following his voluntary termination or termination without cause from the Company.

BOARD COMMITTEES

  The Board of Directors has established an Executive Committee comprised of Messrs. Dabbiere and Raghavan. The Executive Committee is empowered to exercise all authority of the Board of Directors of the Company, except as limited by the Georgia Business Corporation Code ("GBCC"). Under Georgia law, an Executive Committee may not, among other things, approve or propose to stockholders actions required to be approved by stockholders, fill vacancies on the Board of Directors or any of its committees, amend or repeal the bylaws of the Company or approve a plan of merger not requiring stockholder approval. Upon the addition of the two or more outside directors, the Company will name directors to serve on the Compensation and Audit Committees. The Compensation Committee will be responsible for reviewing and recommending salaries, bonuses and other compensation for the Company's officers. The Compensation Committee will also be responsible for administering the Company's stock option plans and for establishing the terms and conditions of all stock options granted under these plans. The Audit Committee will be responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring the Company's financial policies and internal control procedures and reviewing and monitoring the provisions of non-audit services by the Company's auditors. The full Board of Directors will perform the functions of the Compensation and Audit Committees until the election of outside directors.

DIRECTOR COMPENSATION

  Following the consummation of the Offering, the non-employee members of the Board of Directors will receive fees of $1,000 for each board meeting attended and $500 for each committee meeting attended which is held independently of a board meeting. The Company may grant stock options to the non-employee members of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1997, compensation of executive officers of the Company was determined by Alan J. Dabbiere, Chairman of the Board, Chief Executive Officer and President of the Company. After completion of the Offering and appointment of outside directors, the Company will establish a Compensation Committee to review the performance of executive officers, establish overall employee compensation policies and recommend to the Board of Directors major compensation programs. No member of the Compensation Committee will be an executive officer of the Company.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the total compensation paid or accrued by the Company in 1997 for its Chief Executive Officer and each executive officer of the Company whose total annual salary and bonuses determined at December 31, 1997 exceeded $100,000 (collectively, the "Named Executive Officers").

                                                                    LONG-TERM
                                                                   COMPENSATION
                                     ANNUAL COMPENSATION              AWARDS
                              ------------------------------------ ------------
                                                                    NUMBER OF
                                                                    SECURITIES
                                                      ALL OTHER     UNDERLYING
 NAME AND PRINCIPAL POSITION   SALARY   BONUS      COMPENSATION(1)   OPTIONS
 ---------------------------  -------- --------    --------------- ------------
Alan J. Dabbiere............. $250,000 $406,170(2)       --              --
 Chairman of the Board, Chief
  Executive Officer and
  President
Deepak Raghavan..............  175,525      --           --              --
 Chief Technology Officer
Gregory Cronin ..............   17,692  100,000(3)       --          350,000
 Executive Vice President--
  Sales and Marketing
Oliver M. Cooper.............   69,327   70,000(3)       --          200,000
 Chief Operating Officer

--------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.
(2) Represents bonuses and sales commissions. Bonuses awarded and paid in 1997 were based upon 1997 performance.
(3) Represents a bonus paid to Messrs. Cronin and Cooper in December 1997 and August 1997, respectively, upon joining the Company.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth all individual grants of stock options during the year ended December 31, 1997, to each of the Named Executive Officers:

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                                                                                 ANNUAL RATES OF STOCK
                                                                                  PRICE APPRECIATION
                                            INDIVIDUAL GRANTS                     FOR OPTION TERM(1)
                         ------------------------------------------------------- ---------------------
                            NUMBER OF    PERCENT OF TOTAL
                           SECURITIES    OPTIONS GRANTED  EXERCISE OR
                           UNDERLYING    TO EMPLOYEES IN  BASE PRICE  EXPIRATION
          NAME           OPTIONS GRANTED   FISCAL YEAR     PER SHARE     DATE       5%         10%
          ----           --------------- ---------------- ----------- ---------- ---------------------
Alan J. Dabbiere........         --             --             --           --         --          --
Deepak Raghavan.........         --             --             --           --         --          --
Gregory Cronin(2).......     350,000           14.0%         $3.50     11/14/07  $ 770,396 $ 1,952,335
Oliver M. Cooper(3).....     200,000            8.0%          2.50      8/11/07    314,447     796,871

--------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the fair market value per share on the date of grant ($2.50 in the case of Mr. Cooper and $5.00 in the case of Mr. Cronin) and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are mandated by the rules of the Securities and Exchange Commission and are not intended to forecast future appreciation of the Company's stock price. The potential realizable value computation is net of the applicable exercise price, but does not take into account federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock. Actual gains, if any, are dependent upon the timing of such exercise and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation in this table can be achieved. This table does not take into account any appreciation in the price of the Common Stock to date.
(2) This option was granted on November 14, 1997 with an exercise price below the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. The Board of Directors determined the fair market value based on various factors including independent appraisals, the illiquidity of the Common Stock representing a minority interest in the Company, values of similarly situated companies and the Company's future prospects. The option is a nonqualified stock option which vests beginning November 14, 1998 in equal annual installments over three years and has a ten year term.
(3) This option was granted on August 11, 1997 with an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. The option is a nonqualified stock option, and 60,000 shares vest over the first six months of the option term in equal monthly installments, 40,000 shares vest on each of August 11, 1998 and August 11, 1999 and the remaining 60,000 shares vest on August 11, 2000. The option has a ten year term.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

  No Named Executive Officer exercised any stock option during 1997. The following table summarizes the value of the outstanding options held by the Named Executive Officers at December 31, 1997:

                                                                  VALUE OF UNEXERCISED
                         NUMBER OF SECURITIES UNDERLYING              IN-THE-MONEY
                               UNEXERCISED OPTIONS               OPTIONS AT FISCAL YEAR-
                               AT FISCAL YEAR-END                        END(1)
                         -----------------------------------    -------------------------
          NAME            EXERCISABLE       UNEXERCISABLE       EXERCISABLE UNEXERCISABLE
          ----           --------------    -----------------    ----------- -------------
Alan J. Dabbiere........                --                   --      --              --
Deepak Raghavan.........                --                   --      --              --
Gregory Cronin..........                --              350,000      --      $1,400,000
Oliver M. Cooper........                --              200,000      --       1,000,000

--------
(1) Based on the estimated fair market value of the Company's Common Stock as of December 31, 1997 of $7.50 per share, less the exercise price payable upon exercise of such options. The Board of Directors determined the fair market value based on various factors including independent appraisals, the illiquidity of the Common Stock representing a minority interest in the Company, values of similarly situated companies and the Company's future prospects.

STOCK OPTION PLANS

  Manhattan Associates, LLC Option Plan. The Manhattan Associates, LLC Option Plan (the "LLC Option Plan") became effective on January 1, 1997. The aggregate number of shares reserved for issuance under the LLC Option Plan was 5,000,000 shares. The purpose of the LLC Option Plan was to provide incentives for key employees, officers, consultants and directors to promote the success of the Company and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the LLC Option Plan were not options intended to qualify as "incentive stock options" under Section 422 of the Code. As of February 28, 1998, no additional options may be granted pursuant to the LLC Option Plan.

  As of February 28, 1998, options to purchase 3,355,716 shares of Common Stock were outstanding under the LLC Option Plan at a weighted average exercise price of $4.66 per share, and no shares of Common Stock have been issued upon exercise of options granted under the LLC Option Plan.

  STOCK INCENTIVE PLAN. The Company's 1998 Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Board of Directors and approved by the shareholders of the Company in February 1998. Up to 5,000,000 shares of Common Stock (subject to adjustment in the event of stock splits and other similar events), less the number of shares issued under the LLC Option Plan, may be issued pursuant to stock options and other stock incentives granted under the Stock Incentive Plan. As of February 28, 1998, no options to purchase shares of Common Stock or other stock incentives were outstanding under the Stock Incentive Plan and no shares of Common Stock had been issued pursuant to or upon the exercise of options or other stock incentives granted under the Stock Incentive Plan.

  The Stock Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, restricted stock awards and stock appreciation rights ("SARs", and, together with the other options and incentives, "Awards"). Officers, employees, directors, advisors and consultants of the Company and any subsidiaries of the Company are eligible to be granted Awards under the Stock Incentive Plan. Under present law, however, incentive stock options may be granted only to employees. The granting of Awards under the Stock Incentive Plan is discretionary. The Company will be required to recognize compensation expense over the vesting period of any SARs granted.

  Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant. Under present law, incentive stock options may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). The Stock Incentive Plan permits the payment of the exercise price of options to be in the form of cash, or if the individual option agreement so provides, by surrender to the Company of shares of Common Stock or by a cashless exercise through a brokerage transaction.

  The Stock Incentive Plan will be administered by the Board of Directors. The Board may appoint a committee consisting of at least two nonemployee directors, which may be the Compensation Committee, to administer the Stock Incentive Plan. To date, no such committee has been formed pending the election of nonemployee directors to the Board of Directors. The Board and any such committee will have the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Stock Incentive Plan generally and to interpret the provisions thereof. The Board of Directors and any such committee may amend, modify or terminate any outstanding Award and with respect to new Awards will determine (i) the number of shares of Common Stock covered by options, restricted stock awards or SARs, the dates upon which such options or SARs become exercisable and the restrictions on restricted stock lapse, (ii) the exercise price of options and SARs and the purchase price, if any, of restricted stock, (iii) the duration of options and SARs and (iv) conditions and duration of restrictions on restricted stock.

  No Award may be made under the Stock Incentive Plan after February 2008, but Awards previously granted may extend beyond that time. The Board of Directors may at any time terminate the Stock Incentive Plan. Any such termination will not affect outstanding options, restricted stock or SARs.

  OTHER OPTIONS. In addition to options issued under the LLC Option Plan, as of February 28, 1998, the Company has outstanding options to purchase an aggregate of 729,784 shares of Common Stock to employees outside of the LLC Option Plan and the Stock Incentive Plan at weighted average exercise price of $1.20 per share.

DEFERRED COMPENSATION PLANS

  401(k) Profit Sharing Plan. The Company maintains a 401(k) Plan (the "401(k) Plan") which is intended to be a tax-qualified contribution plan under Section 401(k) of the Code. Pursuant to the 401(k) Plan, participants may contribute, subject to certain Code limitations, up to 10% of eligible compensation, as defined, to the 401(k) Plan. Employees are eligible for this arrangement upon completion of their first calendar month of employment. The Company will match contributions made by employees pursuant to the 401(k) Plan at a rate of 50% of the participant's contributions, up to 6% of the eligible compensation being contributed after the participant's first year of employment, subject to certain Code limitations. All employees of the Company who have completed one year of service with the Company consisting of at least 1,000 hours of employment are eligible for the matching contribution. The Company may make an additional contribution to participants' 401(k) Plans each year at the discretion of the Board of Directors. The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to Company contributions (including matching contributions) vests over 5 to 7 years of service with the Company. Distributions from the 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

  Defined Contribution Plan. The Company sponsors a defined contribution pension plan (the "Pension Plan") covering substantially all employees of the Company. Under the Pension Plan, the Company contributes up to 8% of a participant's eligible compensation, as defined, to the Pension Plan after the participant's first year of employment.

  PAC 401(K) PROFIT SHARING PLAN. Performance Analysis Corporation, which was acquired by the Company on February 16, 1998, sponsors a 401(k) Profit Sharing Plan (the "PAC 401(k) Plan"), covering substantially all employees of PAC. Under the PAC 401(k) Plan's deferred compensation arrangement, eligible employees who elect to participate in the PAC 401(k) Plan may contribute up to 15% of eligible compensation, as defined, to the PAC 401(k) Plan. The PAC 401(k) Plan may allow for a matching contribution which is determined by the Board of Directors of PAC each plan year.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Articles of Incorporation provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Georgia law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

  The Company's Bylaws provide that the Company will indemnify each of its officers, directors, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative because he or she is or was a director, officer, employee or agent of the Company, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding; provided, however, that no indemnification shall be made for (i) any appropriation, in violation of his or her duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 14-2-832 of the Georgia Business Corporation Code ("GBCC"), which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions or (iv) any transaction from which he or she derived an improper personal benefit. The Company has entered into indemnification agreements with certain officers and directors providing indemnification similar to that provided in the Bylaws.

                             CERTAIN TRANSACTIONS

LLC DISTRIBUTION AND RESTRUCTURING

  As of the date of this Prospectus, Manhattan LLC will contribute all of its assets and liabilities, including the stock of PAC, to the Company in exchange for Common Stock of the Company (the "Restructuring"). Prior to the Restructuring, an amount equal to all undistributed earnings, calculated on a tax basis, will be distributed to Manhattan LLC's stockholders through a combination of distributions from internally generated cash and from proceeds from borrowings under the Company's line of credit. As of December 31, 1997, the Company's undistributed earnings, calculated on a tax basis, was $8.7 million, and the Company expects to accumulate additional undistributed income from January 1, 1998 through the date of the Restructuring. A portion of the net proceeds of the Offering will be used to repay balances incurred under the Company's line of credit. The stockholders of the Company who will receive funds through the distribution include Alan J. Dabbiere, Deepak Raghavan, David K. Dabbiere, Joel D. Dabbiere, Peter V. Dabbiere, Deepak M.J. Rao and Ponnambalam Muthiah. See "Conversion From Limited Liability Company Status and Related Distributions" and Notes 1 and 9 of Notes to Financial Statements.

TAX INDEMNIFICATION AGREEMENTS

  The Company has entered into tax indemnification agreements (the "Tax Indemnification Agreements") with Pegasys, Alan J. Dabbiere, Deepak Raghavan, the Company's Chief Technology Officer, and two other founders of the Company, Deepak Rao and Ponnambalam Muthiah, and certain entities affiliated with such individuals. Each of the Tax Indemnity Agreements provide for, among other things, the indemnification of the Company by these persons for any federal and state income taxes (including interest and penalties) incurred by the Company if for any reason Manhattan LLC were to be taxable as a "C" corporation during the period prior to the Restructuring and for any tax liabilities incurred by the Company by reason of the Restructuring. The liability of each of such persons to the Company may not exceed the amount of any distributions received (directly or indirectly) by such persons from Manhattan LLC, net of any taxes attributable to his distributed share of Manhattan LLC's income. The Tax Indemnification Agreements also provide for the indemnification by the Company of each party for certain additional taxes, interest and penalties resulting from Manhattan LLC being taxed as a partnership.

RELATED PARTY TRANSACTIONS

  On December 31, 1995, the Company entered into a Grid Promissory Note (the "1995 Note") with Alan J. Dabbiere. Pursuant to the 1995 Note, Mr. Dabbiere loaned the Company $1,000,000 on December 31, 1995 at an interest rate of 5% per year, payable on demand. The balance of the 1995 Note, including accrued interest, was $1,019,000 as of December 31, 1997. On February 6, 1998, the Company borrowed an additional $900,000 under the 1995 Note. The balance of the 1995 Note at February 28, 1998 (including accrued interest) was $1,937,000. The proceeds of the 1995 Note were used for working capital. The Company intends to repay the 1995 Note with the proceeds of the Offering.

  On February 16, 1998, Deepak Raghavan, the Chief Technology Officer of the Company, invested $1,000,000 in the Company to purchase 100,000 shares of Common Stock. The proceeds of Mr. Raghavan's investment were used for working capital.

  During 1995, 1996 and 1997, Peter V. Dabbiere, a brother of Alan J. Dabbiere, was employed by the Company as director of the Company's hardware sales, and received aggregate payments of $63,667, $75,536 and $100,942, respectively. Peter Dabbiere was granted an option on January 1, 1997, pursuant to the LLC Option Plan, to purchase 25,000 shares of the

Company's Common Stock at $2.50 per share. Peter Dabbiere was also granted an option by Pegasys on May 5, 1997 to purchase 50,000 shares of Common Stock at $2.50 per share from Pegasys. This option was exercised on May 5, 1997.

  During 1995, 1996 and 1997, Joel D. Dabbiere, a brother of Alan J. Dabbiere, was employed by the Company as a senior account executive, and received aggregate payments of $119,109, $175,494 and $254,104, respectively. Joel Dabbiere was granted an option on July 1, 1997, pursuant to the LLC Option Plan, to purchase 80,000 shares of the Company's Common Stock at $2.50 per share. Joel Dabbiere was also granted an option by Pegasys on May 5, 1997 to purchase 80,000 shares of Common Stock at $2.50 per share from Pegasys. This option was exercised on May 5, 1997.

  During 1995, 1996 and 1997, David K. Dabbiere, a brother of Alan J. Dabbiere, provided legal and management consulting services to the Company, and received aggregate payments of $25,733, $38,126, and $53,767, respectively. David Dabbiere was granted an option on February 28, 1998, pursuant to the LLC Option Plan, to purchase 160,000 shares of the Company's Common Stock at $10.00 per share, respectively. David Dabbiere was also granted an option by Pegasys on May 5, 1997 and February 28, 1998 to purchase 50,000 and 130,000 shares, respectively, of the Company's Common Stock at $2.50 and $9.50 per share, respectively, from Pegasys. These options were exercised on May 5, 1997 and February 28, 1998, respectively.

  All cash compensation paid to Alan Dabbiere's brothers was comparable to compensation that would have been paid to unaffiliated persons. All options were granted with an exercise price equal to fair market value as determined by the Company's Board of Directors. As of December 31, 1997, there were no fees outstanding for the services provided by these individuals.

  The Board of Directors of the Company has adopted a resolution whereby all future transactions, including any loans from the Company to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors, if required by law, or a majority of the disinterested stockholders and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of February 28, 1998, and as adjusted to reflect the sale by the Company of the shares offered hereby with respect to: (i) each director of the Company; (ii) each of the Named Executive Officers; (iii) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; and (iv) all executive officers and directors as a group. Except as otherwise noted, the persons or entities named in the table have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by them.

                            BENEFICIAL OWNERSHIP          BENEFICIAL OWNERSHIP
                          PRIOR TO THE OFFERING(2)      AFTER THE OFFERING(2)(3)
NAMED EXECUTIVE OFFICERS  ------------------------------------------------------------
    AND DIRECTORS(1)         SHARES        PERCENTAGE      SHARES        PERCENTAGE
------------------------  --------------- ----------------------------- --------------
Alan J. Dabbiere(4).....       11,118,576         55.0%      11,118,576         46.9%
Deepak Raghavan(5)......        2,809,944         13.9%       2,809,944         11.9%
Gregory Cronin..........              --           --               --           --
Oliver M. Cooper(6).....           60,000            *           60,000            *
Deepak Rao(7)...........        2,777,944         13.7%       2,777,944         11.7%
Ponnambalam Muthiah(8)..        2,816,644         13.9%       2,816,644         11.9%
All directors and
 executive officers as a
 group (7 persons)(9)...       14,385,186         70.2%      14,385,186         60.0%

--------
 * Less than 1% of the outstanding Common Stock.
(1) Except as set forth herein, the street address of the named beneficial owner is c/o Manhattan Associates, Inc., 2300 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339.
(2) For purposes of calculating the percentage beneficially owned, the number of shares of Common Stock deemed outstanding prior to the Offering includes (i) 20,206,674 shares outstanding as of February 28, 1998 and
    (ii) shares issuable by the Company pursuant to options held by the respective person or group which may be exercised within 60 days following February 28, 1998 ("Presently Exercisable Options"). The number of shares of Common Stock deemed outstanding after this offering includes an additional 3,500,000 shares that are being offered for sale by the Company in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
(3) If the Underwriters exercise their over-allotment option to purchase up to 525,000 shares, then the following stockholders named in the table above will sell up to the following number of additional shares: Alan J. Dabbiere, 102,083 shares; Deepak Raghavan, 218,751 shares; Deepak Rao, 102,083 shares; and Ponnambalam Muthiah, 102,083 shares.
(4) Consists of 11,118,576 shares held by Pegasys, a corporation controlled by Mr. Dabbiere, 80% of the equity interest of which is held by a trust for the benefit of Mr. Dabbiere's siblings, certain extended relatives and any future descendants. Mr. Dabbiere disclaims beneficial ownership of the shares held by Pegasys which are allocable to the interest held by the trust.
(5) Includes 2,703,944 shares held by a limited partnership controlled by Mr. Raghavan, the 99% limited partnership interest of which is owned by a trust for the benefit of his descendants, and 6,000 shares held by Mr. Raghavan for the benefit of his minor child. Mr. Raghavan disclaims beneficial ownership of the shares held by the limited partnership which are allocable to the interest held by the trust and the shares held for the benefit of his child.
(6) Consists of 60,000 shares issuable pursuant to Presently Exercisable
    Options.
(7) Includes 2,471,544 shares held by a limited partnership controlled by Mr. Rao, the 99% limited partnership interest of which is held by a trust for the benefit of his descendants, and 6,400 shares held by Mr. Rao for the benefit of his minor children. Mr. Rao disclaims beneficial ownership of the shares held by the limited partnership which are allocable to the interest held by the trust and the shares held for the benefit of his children.
(8) Includes 2,000,000 shares held by a limited partnership controlled by Ponnambalam Muthiah, the 99% limited partnership interest of which is held by a trust for the benefit of his descendants, and 12,000 shares held by him for the benefit of his minor children. Ponnambalam Muthiah disclaims beneficial ownership of the shares held by the limited partnership which are allocable to the interest held by the trust and the shares held for the benefit of his children.
(9) Includes 11,118,576 shares held by a corporation controlled by Mr. Dabbiere; 2,703,944 shares held by a limited partnership controlled by Mr. Raghavan; 6,000 shares held by Mr. Raghavan's child, who is a minor; and 276,666 shares issuable pursuant to Presently Exercisable Options.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of the Offering, the Company's authorized capital stock will consist of 100,000,000 shares of Common Stock, $.01 par value per share, and 20,000,000 shares of preferred stock, no par value per share. As of February 28, 1998, the Company had issued and outstanding 20,206,674 shares of Common Stock. The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of the Company's stockholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefore. In the event of dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with the Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by laws, without further stockholder approval, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company. There are no outstanding shares of Preferred Stock and no series have been designated.

CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

  The Bylaws of the Company provide that special meetings of stockholders may be called only by: (i) the Board of Directors; (ii) the Chairman of the Board of Directors (if any); (iii) the Chief Executive Officer; (iv) the President of the Company; or (v) holders of not less than 35% of all votes entitled to be cast on any issued proposed to be considered at the proposed special meeting. The Bylaws and Articles of Incorporation also provide for a staggered Board of Directors and permit removal of directors with or without cause. See "Management--Directors, Executive Officers and Other Key Employees."

  The Company's Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors, as well as for other stockholder proposals to be considered at shareholders meetings. Notice of stockholder proposals and directors nominations must be given timely in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to stockholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected or the proposal is to be considered, however if less than 70 days notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the stockholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting is mailed to stockholders or public disclosure of the date of such meeting is made.

  Notice to the Company from a stockholder who intends to present a proposal or to nominate a person for election as a director at a stockholders' meeting must contain certain information about the stockholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer at the meeting of stockholders determines that a stockholder's proposal or nomination is not made in accordance with the procedures set forth in the Bylaws, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for stockholder proposals contained in the Bylaws does not restrict a stockholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Securities Exchange Act of 1934, as amended.

  The Bylaws provide that directors may be removed with or without cause by the affirmative vote, at any annual or special meeting of the stockholders, but only if notice of such proposed removal was contained in the notice of such meeting. The Board of Directors and the stockholders shall both have the power to increase or decrease the authorized number of directors. Newly created directorships resulting from any increase in the number of directors or any vacancy of the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors then in office or, if not filled by the directors, by the stockholders.

  The Articles of Incorporation provide that in discharging the duties of their respective positions and in determining what is believed to be in the best interest of the Company, the Board of Directors, any committee of the Board of Directors and any individual director, in addition to considering the effects of any action on the Company or is stockholders, may, to the extent permitted by applicable Georgia law, in his or her sole discretion, consider the interests of the employees, customers, suppliers and creditors of the Company and its subsidiaries, the communities in which offices or other establishments of the Company and its subsidiaries are located and all other factors such director(s) may consider pertinent; provided, however, that this provision of the Company's Articles of Incorporation solely grants discretionary authority to the directors, and no constituency shall be deemed to have been given any right to consideration thereby.

  The preceding provisions of the Articles of Incorporation may be changed only upon the affirmative vote of holders of at least a 66 2/3% of the total number of the then outstanding shares of capital stock of the Company that are entitled to vote generally in the election of directors, voting together as a single class.

  The provisions of the Articles of Incorporation and Bylaws summarized in the preceding six paragraphs contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as create a depressive effect on the market price of the Common Stock.

LISTING

  The Common Stock has been approved for listing on the Nasdaq National Market under the trading symbol "MANH."

TRANSFER AGENT AND REGISTRAR

  The transfer agent for the Company's Common Stock is SunTrust Bank, Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the securities of the Company. Upon completion of the Offering, the Company will have outstanding 23,706,674 shares of Common Stock (assuming no exercise of the underwriters' over-allotment option or options outstanding under the Company's stock option plans). Of these shares, the 3,500,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 20,206,674 shares are "restricted shares" under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. The holders of all remaining 20,206,674 shares have agreed not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (other than gifts) until 180 days after the date of this Prospectus without the prior written consent of Deutsche Morgan Grenfell Inc. As a result of the contractual restrictions described herein and the provisions of Rule 144, Rule 144(k) and Rule 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale on the date of this Prospectus, (ii) approximately 19,870,008 shares will become eligible for sale 180 days after the date of this Prospectus (assuming no release from the lock-up agreements) upon expiration of lock-up agreements, and (iii) approximately 206,666 shares will become eligible for sale February 16, 1999 and 130,000 shares will become eligible for sale February 28, 1999. See "Underwriting." Deutsche Morgan Grenfell Inc. in its sole discretion and without notice may earlier release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for a least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 237,067 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of the Offering. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the Offering are entitled to sell such shares 90 days after the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144.

  After the completion of this offering, the Company intends to file a Registration Statement on Form S-8 (the "Form S-8") under the Securities Act to register the 5,729,784 shares of Common Stock reserved for issuance under the Stock Incentive Plan, the LLC Option Plan and other options. The Company has agreed with the Underwriters not to file a Form S-8 until at least 90 days after the date of this Prospectus. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market. See "Management--Stock Option Plans."

                                 UNDERWRITING

  The Underwriters named below have severally agreed, subject to the terms and subject to the conditions in the Underwriting Agreement (the form of which will be filed as an exhibit to the Company's Registration Statement of which this Prospectus is a part), to purchase from the Company the respective number of shares of Common Stock indicated opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Deutsche Morgan Grenfell Inc....................................... 1,575,000
   Hambrecht & Quist LLC.............................................. 1,050,000
   SoundView Financial Group, Inc.....................................   875,000
                                                                       ---------
     Total............................................................ 3,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions.

  The Underwriters have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers (who may include the Underwriters) a concession not in excess of $0.60 a share under the initial public offering price. The selected dealers may reallow a concession not in excess of $0.10 a share to other dealers and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

  Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the Underwriters an option to purchase up to 525,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option is exercisable for 30 days from the date of this Prospectus. To the extent such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby. The Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers, directors and all stockholders of the Company have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of the final Prospectus without the prior consent of Deutsche Morgan Grenfell Inc. ("DMG") The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent, and in the sole discretion, of DMG contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of the final Prospectus without the consent, and in the sole discretion, of DMG, except under certain circumstances. DMG has no present intention to release any of the shares pursuant to the lock-up agreements. It has been the practice of DMG to consider releasing shares from lock-up agreements based on a variety of factors, including the market price of the Common Stock, the volume of shares traded and other market conditions. DMG does not expect to provide notice to the stockholders of any such releases from the lock-up agreements.

  The Underwriting Agreement provides that the Company, and the Selling Stockholders in the event the over-allotment option is exercised, will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company, the Selling Stockholders and the Underwriters. The principal factors to be considered in determining the initial public offering price include the information set forth in this Prospectus and otherwise available to the Underwriters; the history and the prospects for the industry in which the Company competes; the ability of the Company's management; the prospects for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of this Offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies. Each of the Underwriters has informed the Company that it currently intends to make a market in the shares subsequent to the effectiveness of this Offering, but there can be no assurance that the Underwriters will take any action to make a market in any securities of the Company.

  Certain persons participating in this Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements and schedule included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, Room 1024, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commissions Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
MANHATTAN ASSOCIATES, INC. FINANCIAL STATEMENTS:
Report of Independent Public Accountants..................................   F-2
Balance Sheets as of December 31, 1996 and 1997...........................   F-3
Statements of Income for the Years Ended December 31, 1995, 1996 and 1997.   F-4
Statements of Stockholders' Equity for the Years Ended December 31, 1995,
 1996 and 1997............................................................   F-5
Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
 1997.....................................................................   F-6
Notes to Financial Statements.............................................   F-7
PERFORMANCE ANALYSIS CORPORATION FINANCIAL STATEMENTS:
Report of Independent Public Accountants..................................  F-20
Balance Sheet as of December 31, 1997.....................................  F-21
Statement of Income and Retained Earnings for the Year Ended December 31,
 1997.....................................................................  F-22
Statement of Cash Flows for the Year Ended December 31, 1997..............  F-23
Notes to Financial Statements.............................................  F-24
UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
Unaudited Pro Forma Balance Sheet as of December 31, 1997.................  F-30
Unaudited Pro Forma Statement of Income for the Year Ended December 31,
 1997.....................................................................  F-31
Notes to Unaudited Pro Forma Financial Statements.........................  F-32

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Manhattan Associates, Inc.:

  We have audited the accompanying balance sheets of MANHATTAN ASSOCIATES, INC. (a Georgia corporation, formerly Manhattan Associates, LLC) as of December 31, 1996 and 1997 and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Associates, Inc. as of December 31, 1996 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 16, 1998
(except with respect to the matter discussed in Note 10 to which the date is April 21, 1998)

                           MANHATTAN ASSOCIATES, INC.

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                DECEMBER 31,
                                                               ---------------
                                                                1996    1997
                                                               ------  -------
                            ASSETS
Current assets:
  Cash and cash equivalents................................... $3,199  $ 3,194
  Accounts receivable, net of a $325 and $970 allowance for
   doubtful accounts, in 1996 and 1997, respectively..........  3,311    9,242
  Deferred income taxes.......................................    --       --
  Other current assets........................................    --       384
                                                               ------  -------
    Total current assets......................................  6,510   12,820
                                                               ------  -------
Property and equipment:
  Property and equipment......................................    792    2,605
    Less accumulated depreciation.............................   (313)    (662)
                                                               ------  -------
  Property and equipment, net.................................    479    1,943
                                                               ------  -------
Intangible assets, net of accumulated amortization of $133
 and $266 in 1996 and 1997, respectively .....................    267      133
Other assets..................................................     20      110
                                                               ------  -------
    Total assets.............................................. $7,276  $15,006
                                                               ======  =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Cash overdraft.............................................. $  --   $   --
  Accounts payable............................................    422    2,479
  Accrued compensation and benefits...........................    151      753
  Accrued liabilities.........................................    253      455
  Notes payable to stockholders...............................    969    1,019
  Deferred revenue............................................    599    1,846
  Deferred income taxes.......................................    --       --
                                                               ------  -------
    Total current liabilities.................................  2,394    6,552
                                                               ------  -------
Deferred income taxes.........................................    --       --
Commitments and contingencies
Stockholders' equity:
  Preferred stock, no par value; 20,000,000 shares authorized, no shares issued or outstanding in 1996 and 1997 and in
   1997 pro forma.............................................    --       --
  Common stock, $.01 par value; 100,000,000 shares authorized,
   20,000,008 shares issued and outstanding in 1996 and 1997 .    200      200
  Additional paid-in-capital..................................    414    1,459
  Retained earnings (deficit).................................  4,268    7,458
  Deferred compensation.......................................    --      (663)
                                                               ------  -------
    Total stockholders' equity (deficit)......................  4,882    8,454
                                                               ------  -------
    Total liabilities and stockholders' equity................ $7,276  $15,006
                                                               ======  =======

      The accompanying notes are an integral part of these balance sheets.

                           MANHATTAN ASSOCIATES, INC.

                              STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1995    1996    1997
                                                        ------- ------- -------
Revenue:
  Software license..................................... $ 2,463 $ 3,354 $ 7,160
  Services.............................................   3,503   6,236  14,411
  Hardware.............................................   5,255   4,810  10,886
                                                        ------- ------- -------
    Total revenue......................................  11,221  14,400  32,457
                                                        ------- ------- -------
Cost of revenue:
  Software license.....................................       6     177     461
  Services.............................................   1,740   2,026   6,147
  Hardware.............................................   3,991   3,734   8,001
                                                        ------- ------- -------
    Total cost of revenue..............................   5,737   5,937  14,609
                                                        ------- ------- -------
Gross margin ..........................................   5,484   8,463  17,848
Operating expenses:
  Research and development.............................   1,138   1,236   3,025
  Sales and marketing..................................   1,147   1,900   3,570
  General and administrative...........................   1,058   1,454   2,975
                                                        ------- ------- -------
    Total operating expenses...........................   3,343   4,590   9,570
                                                        ------- ------- -------
Income from operations.................................   2,141   3,873   8,278
Other income, net......................................      40     103      56
                                                        ------- ------- -------
Historical income...................................... $ 2,181 $ 3,976 $ 8,334
                                                        ======= ======= =======
Historical basic net income per share.................. $  0.11 $  0.20 $  0.42
                                                        ======= ======= =======
Historical diluted net income per share................ $  0.11 $  0.20 $  0.40
                                                        ======= ======= =======
Income before pro forma income taxes................... $ 2,181 $ 3,976 $ 8,334
Pro forma income taxes.................................     800   1,486   3,023
                                                        ------- ------- -------
Pro forma net income................................... $ 1,381 $ 2,490 $ 5,311
                                                        ======= ======= =======
Pro forma basic net income per share...................                 $  0.26
                                                                        =======
Pro forma diluted net income per share.................                 $  0.25
                                                                        =======

        The accompanying notes are an integral part of these statements.

                           MANHATTAN ASSOCIATES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           COMMON STOCK    ADDITIONAL                            TOTAL
                         -----------------  PAID-IN   RETAINED    DEFERRED   STOCKHOLDERS'
                           SHARES   AMOUNT  CAPITAL   EARNINGS  COMPENSATION    EQUITY
                         ---------- ------ ---------- --------  ------------ -------------
Balance, December 31,
 1994...................        200  $--     $  --    $ 1,997      $ --         $ 1,997
  Stock issued upon
   formation of
   Manhattan Associates,
   LLC.................. 11,428,376   114       --       (114)       --             --
  Distributions to
   stockholders.........        --    --        --       (923)       --            (923)
  Issuance of common
   stock and repurchase
   of option (Note 1)...  8,571,432    86       414       --         --             500
  Income before pro
   forma income taxes...        --    --        --      2,181        --           2,181
                         ----------  ----    ------   -------      -----        -------
Balance, December 31,
 1995................... 20,000,008   200       414     3,141        --           3,755
  Distributions to
   stockholders.........        --    --        --     (2,849)       --          (2,849)
  Income before pro
   forma income taxes...        --    --        --      3,976        --           3,976
                         ----------  ----    ------   -------      -----        -------
Balance, December 31,
 1996................... 20,000,008   200       414     4,268        --           4,882
  Issuance of stock
   options..............        --    --        970       --        (970)           --
  Issuance of stock
   options to consultant
   (Note 7).............        --    --         75       --         --              75
  Distributions to
   stockholders.........        --    --        --     (5,144)       --          (5,144)
  Amortization of
   deferred
   compensation.........        --    --        --        --         307            307
  Income before pro
   forma income taxes...        --    --        --      8,334        --           8,334
                         ----------  ----    ------   -------      -----        -------
Balance, December 31,
 1997................... 20,000,008  $200    $1,459   $ 7,458      $(663)       $ 8,454
                         ==========  ====    ======   =======      =====        =======

        The accompanying notes are an integral part of these statements.

                           MANHATTAN ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1995      1996      1997
                                                   -------  --------  --------
Cash flows from operating activities:
  Pro forma net income............................ $ 1,381  $  2,490  $  5,311
                                                   -------  --------  --------
  Adjustments to reconcile pro forma net income to
   net cash provided by operating activities:
    Pro forma income taxes........................     800     1,486     3,023
    Depreciation and amortization.................      55       276       483
    Stock compensation............................     --        --        382
    Accrued interest on note payable to
     stockholder..................................      35        33        50
    Changes in operating assets and liabilities:
      Accounts receivable, net....................     524    (1,114)   (5,931)
      Other assets................................      (5)       (1)     (474)
      Accounts payable............................     222        26     2,057
      Accrued liabilities.........................      51       324       804
      Deferred revenue............................      17       434     1,247
                                                   -------  --------  --------
        Total adjustments.........................   1,699     1,464     1,641
                                                   -------  --------  --------
        Net cash provided by operating activities.   3,080     3,954     6,952
                                                   -------  --------  --------
Cash flows from investing activities:
  Purchases of property and equipment.............    (168)     (485)   (1,813)
  Purchased software..............................    (250)      --        --
                                                   -------  --------  --------
        Net cash used in investing activities.....    (418)     (485)   (1,813)
                                                   -------  --------  --------
Cash flows from financing activities:
  Distributions to stockholders...................    (923)   (2,849)   (5,144)
  Repurchase of option (Note 1)...................    (250)      --        --
  Borrowings under note payable to stockholder ...     900       --        --
                                                   -------  --------  --------
        Net cash used in financing activities.....    (273)   (2,849)   (5,144)
                                                   -------  --------  --------
Increase (decrease) in cash and cash equivalents..   2,389       620        (5)
Cash and cash equivalents, beginning of year......     190     2,579     3,199
                                                   -------  --------  --------
Cash and cash equivalents, end of year............  $2,579    $3,199    $3,194
                                                   =======  ========  ========
Supplemental cash flow disclosure:
  Purchase of minority ownership through the
   forgiveness of a payable (Note 1).............. $   600  $    --   $    --
                                                   =======  ========  ========

        The accompanying notes are an integral part of these statements.

                          MANHATTAN ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996 AND 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

  Manhattan Associates, Inc. ("Manhattan" or the "Company") develops, markets, and supports supply chain execution systems primarily focused on distribution center management. The Company's primary product, PkMS, is a comprehensive and modular designed software system that assists in the management of inventory, storage, distribution, equipment, and personnel within a distribution center. The Company also provides professional services including design, configuration, implementation, training, and support.

BASIS OF PRESENTATION

  In connection with the Company's anticipated initial public offering (the "Offering") Manhattan Associates, Inc., a Georgia corporation, was formed. The attached financial statements include the accounts of Manhattan Associates, LLC ("Manhattan LLC") from January 1, 1996 to December 31, 1997 and include the accounts of Pegasys Systems Incorporated ("Pegasys") prior to January 1, 1996. Prior to December 31, 1995, Manhattan operated as Pegasys which was, at the time, 100% owned by Manhattan LLC's current majority shareholder ("Majority Holder"). As of the effective date of the Offering Manhattan LLC will contribute its assets and liabilities to the Company in exchange for common stock of the Company (the "Restructuring"). Unless otherwise indicated, all references to the Company or Manhattan assume the completion of the Restructuring and include Manhattan LLC and Pegasys.

RECAPITALIZATION AND ACQUISITION

  Pegasys co-developed certain technology, which was ultimately incorporated into PkMS, with certain of Manhattan LLC's minority shareholders ("Minority Holders") and a consultant (the "Consultant"). The Minority Holders and the Consultant each held an option that was granted in 1993 before the technology was developed to purchase a percentage of Manhattan LLC upon its formation. The option contained no expiration date and was fully vested at the date of grant. On December 31, 1995, Manhattan LLC was formed as a 100% wholly-owned subsidiary of Pegasys, and Pegasys transferred all of its assets, liabilities, and intellectual property rights to Manhattan LLC.

  Subsequent to the formation of Manhattan LLC, the Minority Holders exercised their option to purchase 8,571,432 shares, which at the time represented 42.9% of Manhattan LLC's stock. The exercise of the option included the contribution of the technology rights owned by the Minority Holders. As the Minority Holders are considered promoters, the transfer of the technology was recorded at historical cost in accordance with Staff Accounting Bulletin No. 48. Additionally, the Minority Holders also forgave certain receivables from Pegasys in the amount of $600,000 and the Company repurchased the option from the Consultant for $250,000 which was recorded as a treasury stock transaction. These transactions are included in the line item "issuance of common stock and repurchase of option" in the accompanying statements of stockholders' equity.

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash or cash equivalents.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

    The carrying values of cash, trade accounts receivable, trade accounts payable, and other financial instruments included in the accompanying balance sheets approximate their fair values principally due to the short-term maturities of these instruments.

  Risks Associated with Single Product Line, Technological Advances, and Hardware Revenue

    The Company currently derives substantially all its revenues from sales of its PkMS software and related services and hardware. Any factor adversely affecting the distribution center market could have an adverse effect on the Company's business, financial condition, and results of operations.

    The market for distribution center management systems is subject to rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in this market could be eroded rapidly by unforeseen changes in customer requirements for application features, functions, and technologies. The Company's growth and future operating results will depend, in part, upon its ability to enhance existing applications and develop and introduce new applications that meet changing customer requirements, that respond to competitive products and that achieve market acceptance.

    The Company resells a variety of hardware products developed and manufactured by third parties. Revenue from such hardware sales can amount to a significant portion of the Company's total revenue in any period. As the market for distribution of hardware products becomes more competitive, the Company's customers may find it attractive to purchase such hardware directly from the manufacturer of such products, with a resultant decrease in the Company's revenues from hardware.

  Revenue Recognition

    The Company's revenue consists of revenues from the licensing of PkMS; fees from consulting, implementation, training, and maintenance services; and revenue from the sale of complementary radio frequency and computer equipment. The Company recognizes

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

  software license revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position ("SOP") No. 91-1, "Software Revenue Recognition." Accordingly, software license revenue is recognized upon shipment of the software following execution of a contract, provided that no significant vendor obligations remain outstanding, amounts are due within one year, and collection is considered probable by management. If significant post-delivery obligations exist, the revenue from the sale of the software license, as well as other components of the contract, is recognized using percentage of completion accounting.

    The Company's services revenue consists of revenue generated from consulting and maintenance related to the Company's software product. Services revenue is derived from fees based on consulting, implementation, and training services contracted under separate service agreements. Revenue related to consulting, implementation, and training services performed by the Company are recognized as the services are performed. Maintenance revenue represents amounts paid, generally in advance, by users for the support and enhancements to the software. Maintenance revenue is recognized ratably over the term of the maintenance agreement, typically 12 months.

    Hardware revenue is generated from the resale of a variety of hardware products, developed and manufactured by third parties, that are integrated with and complementary to the Company's software solution. As part of a complete distribution center management system solution the Company's customers frequently purchase hardware from the Company in conjunction with the licensing of PkMS. These products include computer hardware, radio frequency terminals networks, bar code printers and scanners, and other peripherals. Hardware revenue is recognized upon shipment. The Company generally purchases hardware from its vendors only after receiving an order from a customer. As a result, the Company does not maintain hardware inventory.

  Deferred Revenue

    Deferred revenue primarily represents amounts collected prior to complete performance of maintenance services. Revenue may also be deferred prior to the delivery of software.

  Returns and Allowances

    The Company provides for the costs of returns and product warranty claims at the time of sale. The Company has not experienced significant returns or warranty claims to date and, as a result, has not recorded a provision for the cost of returns and product warranty claims at December 31, 1996 and 1997.

  Property and Equipment

    Property and equipment consists of furniture, computers, other office equipment, purchased software, and leasehold improvements. The Company depreciates the cost of furniture, computers, other office equipment and purchased software on a straight-line basis over their estimated useful lives (three years for computer equipment and software,

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

  five years for office equipment, seven years for furniture). Leasehold improvements are amortized over the term of the lease. Depreciation and amortization expense for property and equipment for the years ended December 31, 1995, 1996, and 1997 was $55,000, $143,000, and $349,000,
  respectively.

    Property and equipment, at cost, consist of the following:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                 1996    1997
                                                                 ------ -------
   Computer equipment and software.............................. $ 534  $ 1,547
   Furniture and office equipment...............................   258    1,055
   Leasehold improvements.......................................   --         3
                                                                 -----  -------
                                                                   792    2,605
   Less accumulated depreciation and amortization...............  (313)    (662)
                                                                 -----  -------
                                                                 $ 479  $ 1,943
                                                                 =====  =======

  Intangible Assets

    Intangible assets include purchased software. The asset is being amortized on a straight-line basis over a period of 3 years. Total amortization expense relating to the purchased software was $133,000 in each of the years ended December 31, 1996 and 1997, and is included in cost of software licenses in the accompanying statements of income.

  Income Taxes

    Manhattan LLC was treated as a partnership, and Pegasys was an S Corporation under the provisions of the Internal Revenue Code of 1986, as amended; therefore, neither company was subject to federal income taxes. The income or loss of Manhattan LLC and Pegasys was included in the owners' individual federal and state tax returns, and as such, no provision for income taxes is recorded in the accompanying statements of income. The Company and Pegasys have historically made distributions on behalf of the owners to pay anticipated tax liability.

    The accompanying statements of income reflect a provision for income taxes on a pro forma basis as if the Company were liable for federal and state income taxes as a taxable corporate entity for the years presented. The pro forma income tax provision has been computed by applying the Company's anticipated statutory tax rate to pretax income, adjusted for permanent tax differences (Note 3).

  Capitalized Software Development Costs

    Research and development expenses are charged to expense as incurred. Computer software development costs are charged to research and development expense until technological feasibility is established, after which remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

  Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the development costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Accordingly, the Company has concluded that the amount of development costs capitalizable under the provisions of SFAS No. 86 was not material to the financial statements for the years ended December 31, 1995, 1996, and 1997. Therefore, the Company has expensed all internal software development costs as incurred for the years ended December 31, 1995, 1996, and 1997.

  Impairment of Long-Lived and Intangible Assets

    The Company periodically reviews the values assigned to long-lived assets, including property and intangible assets, to determine whether any impairments are other than temporary. Management believes the long-lived assets in the accompanying balance sheets are appropriately valued.

  Basic and Diluted Net Income Per Share

    Basic net income per share is computed using historical or pro forma net income divided by the weighted average number of shares of common stock outstanding ("Weighted Shares") for the period presented.

    Diluted net income per share is computed using historical or pro forma net income divided by (i) Weighted Shares, and (ii) the treasury stock method effect of common equivalent shares ("CES's") outstanding for each period presented. Pro forma basic and diluted net income per share also includes the number of shares pursuant to the Securities and Exchange Commission Staff Accounting Bulletin 1B.3, that at the assumed public offering price would yield proceeds in the amount necessary to pay the stockholder distribution discussed in Note 9 that is not covered by the earnings for the year ("Distribution Shares").

    No adjustment is necessary for historical and pro forma net income for net income per share presentation. The following is a reconciliation of the shares used in the computation of net income per share:

                                    1995                  1996                  1997
                            --------------------- --------------------- ---------------------
                              BASIC     DILUTED     BASIC     DILUTED     BASIC     DILUTED
                            ---------- ---------- ---------- ---------- ---------- ----------
   Weighted shares......... 20,000,008 20,000,008 20,000,008 20,000,008 20,000,008 20,000,008
   Effect of CES's.........        --      10,033         --    307,503        --     761,300
                            ---------- ---------- ---------- ---------- ---------- ----------
                            20,000,008 20,010,041 20,000,008 20,307,511 20,000,008 20,761,308
                            ========== ========== ========== ========== ========== ==========

                                                                 PRO FORMA
                                                           ---------------------
                                                             BASIC     DILUTED
                                                           ---------- ----------
   Weighted Shares........................................ 20,000,008 20,000,008
   Shares sold to Minority Holder (Note 9)................    100,000    100,000
   Distribution Shares....................................     89,788     89,788
   Effect of CES's........................................         --    761,300
                                                           ---------- ----------
                                                           20,189,796 20,951,096
                                                           ========== ==========

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997


    Basic and diluted net income per share for the year ended December 31, 1995 has been adjusted to reflect the shares issued in the 1995 Acquisition as if these shares were outstanding for the entire year.

  Stock-Based Compensation Plan

    The Company accounts for its stock-based compensation plan for stock issued to employees under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, records deferred compensation for options granted at an exercise price below the fair value of the underlying stock. The deferred compensation is presented as a component of equity in the accompanying balance sheets and is amortized over the periods to be benefited, generally the vesting period of the options. Effective in fiscal year 1996, the Company adopted the pro forma disclosure option for stock-based compensation issued to employees of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

  New Accounting Pronouncements

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. The Company will adopt SFAS No. 130 effective with its fiscal year ending December 31, 1998. Management does not expect SFAS No. 130 to have a significant impact on the Company's financial statements.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. The Company will adopt SFAS No. 131 effective with its fiscal year ending December 31, 1998. The Company does not expect that SFAS No. 131 will require significant revision of prior disclosures.

    The American Institute of Certified Public Accountants has issued SOP 97-2, "Software Revenue Recognition." This SOP is effective for the Company for transactions entered into after December 31, 1997. The Company will adopt the SOP in the first quarter of 1998. The adoption of the standard is not expected to have a significant impact on the Company's financial statements.

2. RELATED PARTY TRANSACTIONS

  During the years ended December 31, 1995, 1996, and 1997, the Company contracted with parties related to the Majority Holder for marketing and legal services for an aggregate amount of $209,000, $289,000, and $389,000 respectively. In the opinion of management, the rates, terms, and considerations of the transactions with related parties approximate those with unrelated entities. At December 31, 1996 and 1997, there were no fees outstanding for the services provided.

3. INCOME TAXES

  After the Restructuring, the Company will be subject to future federal and state income taxes and will record net deferred tax assets. The assets and liabilities below will be reflected on the balance sheet of the Company with a corresponding non-recurring income amount in the

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

statement of income at the completion of the Offering. Deferred tax assets and liabilities are determined based on the difference between the financial accounting and the tax bases of assets and liabilities. Significant components of the Company's pro forma deferred tax assets and liabilities as of December 31, 1997 are as follows:

Deferred tax assets:
  Accounts receivable.................................................. $366,000
  Accrued liabilities..................................................   41,000
  Other................................................................    3,000
                                                                        --------
                                                                         410,000
                                                                        --------
Deferred tax liabilities:
  Depreciation.........................................................   45,000
                                                                        --------
Net deferred tax assets................................................ $365,000
                                                                        ========

  The components of the pro forma income tax provision for the years ended December 31, 1995, 1996, and 1997 are as follows:

                                                  1995        1996       1997
                                                ---------  ---------- ----------
Current:
  Federal...................................... $ 635,000  $1,272,000 $2,565,000
  State........................................    75,000     150,000    303,000
                                                ---------  ---------- ----------
                                                  710,000   1,422,000  2,868,000
                                                ---------  ---------- ----------
Deferred:
  Federal......................................  (116,000)     57,000    138,000
  State........................................   (14,000)      7,000     17,000
                                                ---------  ---------- ----------
                                                 (130,000)     64,000    155,000
                                                ---------  ---------- ----------
    Total...................................... $ 580,000  $1,486,000 $3,023,000
                                                =========  ========== ==========

  The following is a summary of the items which resulted in recorded pro forma income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 1995, 1996, and 1997:

                                                               1995  1996  1997
                                                               ----  ----  ----
Tax provision at federal statutory rate....................... 34.0% 34.0% 34.0%
Effect of:
  State income tax, net of federal benefit....................  3.9   3.9   3.9
  Research and development credits............................ (1.9)  (.9) (1.9)
  Other.......................................................  0.7   0.4   0.3
                                                               ----  ----  ----
Pro forma income taxes........................................ 36.7% 37.4% 36.3%
                                                               ====  ====  ====

4. NOTE PAYABLE TO STOCKHOLDER

  The Company's short-term debt consists of a note payable (the "Stockholder Note") to the Majority Holder, bearing interest at 5%. The Stockholder Note is due on demand and unpaid interest accrues to the principle balance. The balance of the Stockholder Note including accrued interest was $969,000 and $1,019,000 as of December 31, 1996 and 1997, respectively. Subsequent to December 31, 1997, the Company borrowed additional amounts under the Stockholder Note. See Note 9.

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

5. EMPLOYEE BENEFIT PLAN

  The Company sponsors the Manhattan Associates 401(k) Plan and Trust (the "401(k) Plan"), a qualified profit sharing plan with a 401(k) feature covering substantially all employees of the Company. Under the 401(k) Plan's deferred compensation arrangement, eligible employees who elect to participate in the 401(k) Plan may contribute up to 10% of eligible compensation, as defined, to the 401(k) Plan. The Company provides for a 50% matching contribution up to 6% of eligible compensation being contributed after the participant's first year of employment. During the years ended December 31, 1995, 1996, and 1997, the Company made matching contributions to the 401(k) Plan of $0, $48,000, and $53,000, respectively.

  The Company also has a defined contribution pension plan (the "Pension Plan") covering substantially all employees of the Company.
The Company provides up to 8% of the participant's yearly compensation after the participant's first year of employment. During the years ended December 31, 1995, 1996, and 1997, the Company made matching contributions to the Pension Plan of $148,000, $162,000, and $224,000, respectively.

6. STOCK OPTION PLAN

  The Company has a stock option plan, the Manhattan Associates LLC Option Plan (the "Plan"). The Plan is administered by a committee appointed by the Board of Directors. The total number of shares to be purchased under the Plan may not exceed 5,000,000 shares. The options are granted at terms determined by the committee; however, the option cannot have a term exceeding ten years. The options are exercisable only upon the occurrence of an exercise event which is the earlier of (1) a change in control, as defined, at which time all options are fully vested, (2) the date which is nine years and six months following option grant, or (3) to the extent vested, upon the occurrence of an initial public offering or whenever more than 50% of the issued and outstanding shares are acquired by persons who are not shareholders or affiliates. The agreement provides the Company with the right to repurchase the options at fair market value prior to an initial public offering. The Company has 2,368,166 options outstanding under the Plan at December 31, 1997 and has 2,631,834 available for future grants.

  Prior to the establishment of the Plan, the Company issued options to purchase 661,784 shares of common stock to certain employees. These grants contain provisions similar to options issued under the Plan.

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

  A summary of changes in outstanding options during the years ended December 31, 1995, 1996, and 1997 is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                    OPTIONS     PRICE    PRICE
                                                   ---------  --------- --------
December 31, 1994.................................       --   $     --   $ --
  Granted.........................................   533,326       0.24   0.24
  Canceled........................................       --         --     --
  Exercised.......................................       --         --     --
                                                   ---------
December 31, 1995.................................   533,326       0.24   0.24
  Granted.........................................   128,458       0.56   0.56
  Canceled........................................       --         --     --
  Exercised.......................................       --         --     --
                                                   ---------
December 31, 1996.................................   661,784  0.24-0.56   0.30
  Granted......................................... 2,495,166  2.50-7.50   2.99
  Canceled........................................  (127,000)      2.50   2.50
  Exercised.......................................       --         --     --
                                                   ---------
December 31, 1997................................. 3,029,950  0.24-7.50   2.42
                                                   =========

  None of the options are exercisable at December 31, 1997. Upon completion of the Offering 612,765 options outstanding at December 31, 1997 will become exercisable.

  The Company recorded deferred compensation of $840,000 on options granted during 1997 as the exercise price was less than the deemed fair value of the underlying common stock. The Company amortizes deferred compensation over a period not to exceed six years. The Company recognized compensation expense of $307,000 for the year ended December 31, 1997 and had deferred compensation expense of $533,000 at December 31, 1997.

  Subsequent to year-end, the Company granted 761,500 options at exercise prices ranging from $7.50 to $10.00 to employees under the Plan. The Company recorded deferred compensation on these options of $679,500.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

  Pro forma information regarding net income and net income per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock option grants under the fair value method required by SFAS No. 123. The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                     1995      1996      1997
                                                   --------- --------- ---------
Dividend yield....................................       --        --        --
Expected volatility...............................       65%       65%       65%
Risk-free interest rate at the date of grant...... 5.8%-6.3% 5.8%-6.3% 5.7%-6.3%
Expected life..................................... 4-6 years 4-6 years 1-6 years

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

  Using these assumptions, the fair values of the stock options granted during the years ended December 31, 1995, 1996 and 1997 are $64,882, $34,629 and
$3,625,313, respectively, which would be amortized over the vesting period of the options.

  The weighted average fair market value of options at the date of grant for the years ended December 31, 1995, 1996 and 1997 was $0.14, $0.30 and $1.67,
respectively.

  The following pro forma information adjusts the pro forma net income and pro forma net income per share of common stock for the impact of SFAS No. 123:

                                                            1995   1996   1997
                                                           ------ ------ ------
Pro forma net income:
  As reported............................................. $1,001 $2,490 $5,311
  Pro forma in accordance with SFAS No. 123............... $  998 $2,474 $4,842
Pro forma basic net income per share:
  As reported............................................. $ 0.05 $ 0.12 $ 0.26
  Pro forma in accordance with SFAS No. 123............... $ 0.05 $ 0.12 $ 0.24
Pro forma diluted net income per share:
  As reported............................................. $ 0.05 $ 0.12 $ 0.25
  Pro forma in accordance with SFAS No. 123............... $ 0.05 $ 0.12 $ 0.23

  The following table summarizes the range of exercise price, weighted average exercise price, and weighted average remaining contractual lives for the options outstanding as of December 31, 1997:


                                                                     WEIGHTED
                                                                      AVERAGE
                                                  WEIGHTED WEIGHTED  REMAINING
                                        RANGE OF  AVERAGE  AVERAGE  CONTRACTUAL
                              NUMBER OF EXERCISE    FAIR   EXERCISE    LIFE
        YEAR OF GRANT          SHARES     PRICE    VALUE    PRICE     (YEARS)
        -------------         --------- --------- -------- -------- -----------
1995
 Options granted at fair
  market value                  533,326 $    0.24  $0.24    $0.24      7.81
1996
 Options granted at fair
  market value                  128,458      0.56   0.56     0.56      8.64
1997
 Options granted at fair
  market value                1,650,166      2.50   2.50     2.50      9.24
 Options granted at less than
  fair market value             650,000 3.50-4.25   5.25     3.85      9.90
 Options granted at fair
  market value                   68,000      7.50   7.50     7.50      9.96
                              ---------
                              3,029,950
                              =========

7. STOCKHOLDERS' EQUITY

OPERATING AGREEMENT

  All owners of the Company's common stock are parties to the Company's operating agreement (the "Operating Agreement"). This Operating Agreement provides, among other things, the right of first refusal to the Company and then to all other stockholders of the Company to purchase any selling stockholders' shares at a price equal to that offered to outside third parties. Upon completion of the Offering, these provisions of the Operating Agreement will terminate.

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

ISSUANCE OF STOCK

  On May 5, 1997, the Majority Holder granted to two employees and a consultant, all of whom are related to the Majority Holder, options to purchase shares of the Company's stock from the Majority Holder. This grant did not result in additional shares being outstanding as the shares under option were currently outstanding and held by the Majority Holder. This grant included a grant of an option to purchase 80,000 and 50,000 shares of the Company's stock held by the Majority Holder to two employees of the Company and a grant of an option to purchase 50,000 shares of the Company's stock held by the Majority Holder to a consultant of the Company. The stock options were then exercised by the employees and the consultant of the Company for a nonrecourse, noninterest-bearing note to the Majority Holder with a term equal to the contractual term of the option. The exercise price was equal to the fair value of the Company' s stock at the date of grant of $2.50 per share. The Company recorded the grant to the employees of the Company under APB Opinion No. 25 and recorded no compensation expense on the date of grant as the grant was issued at fair value and due to the nonvariable nature of the nonrecourse note. The Company recorded $75,000 of compensation expense in the year ended December 31, 1997 for the option granted to the consultant.

8. COMMITMENTS AND CONTINGENCIES

LEASES

  On September 24, 1997, the Company entered into a 62-month lease for office space beginning on November 1, 1997. The lease requires monthly payments of $90,000 for the 14-month period ended December 31, 1998 subject to annual increases as defined. Prior to the lease entered into on September 24, 1997, the Company was party to a lease agreement ending in 2001. The agreement required monthly payments of approximately $20,000 subject to an increase of 3% in each 12-month period after the first year. Additionally, the Company received the first month's rent free. The 3% escalation and the first month's free rent were recognized on a straight-line basis over the life of the lease. Accordingly, as of December 31, 1996 and 1997, the Company has recorded a liability for deferred rent in the amount of $122,000 and $108,000, respectively, included in accrued liabilities in the accompanying balance sheets.

  The Company terminated their occupancy under the previous lease, and is still bound by the terms of the lease. Management believes that the Company has adequately accrued for the estimated costs exceeding future estimated sublease rental receipts.

  Rents charged to expense were approximately $130,000, $257,000, and $466,000 for the years ended December 31, 1995, 1996, and 1997, respectively. Aggregate future minimum lease payments under noncancellable operating leases as of December 31, 1997 are as follows (in thousands):

      December 31:
        1998............................................................. $1,361
        1999.............................................................  1,369
        2000.............................................................  1,380
        2001.............................................................  1,234
        2002 and thereafter..............................................  1,084
                                                                          ------
                                                                          $6,428
                                                                          ======

                          MANHATTAN ASSOCIATES, INC.

                       DECEMBER 31, 1995, 1996 AND 1997

LEGAL MATTERS

  Many of the Company's installations involve products that are critical to the operations of its clients' businesses. Any failure in a Company product could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from product failures or negligent acts or omissions, there can be no assurance the limitations of liability set forth in its contracts will be enforceable in all instances.

  The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

9.SUBSEQUENT EVENTS

DISTRIBUTION

  Prior to the completion of the Offering, the Company intends to distribute all undistributed income, calculated on a tax basis, to the shareholders of Manhattan LLC. As of December 31, 1997, the undistributed income, calculated on a tax basis, of the Company was $8,704,000 and the Company expects to accumulate additional undistributed income from January 1, 1998 through the date of the Restructuring. These distributions will be funded through a series of payments from available Company cash and from the proceeds of the Company's line of credit. It is anticipated that any such advances or balance on the line of credit incurred to fund these distributions will be repaid using a portion of the net proceeds of the Offering.

STOCKHOLDER NOTE

  Subsequent to December 31, 1997, the Company borrowed an additional $900,000 from the Majority Holder under the Stockholder Note. The balance of the Stockholder Note will be repaid with the proceeds of the Offering.

SALE OF STOCK TO MINORITY HOLDER

  One of the Company's Minority Holders purchased 100,000 shares of the Company's common stock for $1,000,000 on February 16, 1998.

ACQUISITION

  On February 16, 1998, the Company purchased all of the outstanding stock of Performance Analysis Corporation ("PAC") for $2,200,000 in cash and 106,666 shares of the Company's common stock valued at $10.00 per share (the "PAC Acquisition"). PAC is a developer of distribution center slotting software. The PAC Acquisition will be accounted for as a purchase.

  The purchase price of approximately $3,300,000, has been allocated to the assets acquired and liabilities assumed of $464,000, including acquired research and development of $1,602,000, purchased software of $500,000, and other intangible assets of $765,000. Purchased software will be amortized over an estimated two-year useful life and other intangible assets will be amortized over a seven-year useful life. In connection with the PAC Acquisition, the Company plans to record a charge to income of $1,602,000 in the first quarter of 1998 for acquired research and development.

                           MANHATTAN ASSOCIATES, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

10.RESTRUCTURING

  On April 21, 1998, to effect the Restructuring, Manhattan LLC contributed all of its assets and liabilities to the Company in exchange for common stock of the Company. Manhattan LLC then distributed the common stock of the Company received to its stockholders and Manhattan LLC was dissolved. All share and per share data in the accompanying financial statements have been adjusted to reflect the Restructuring.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Performance Analysis Corporation:

  We have audited the accompanying balance sheet of PERFORMANCE ANALYSIS CORPORATION (a North Carolina corporation) as of December 31, 1997 and the related statement of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Analysis Corporation as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 16, 1998

                        PERFORMANCE ANALYSIS CORPORATION

                                 BALANCE SHEET

                               DECEMBER 31, 1997

                                    ASSETS
Current assets:
  Cash and cash equivalents.......................................... $467,000
  Accounts receivable, net of a $22,400 allowance for doubtful accounts..........................................................  337,200
  Deferred income taxes..............................................   16,400
                                                                      --------
    Total current assets.............................................  820,600
                                                                      --------
Furniture and equipment:
  Furniture and equipment............................................  125,500
  Less accumulated depreciation......................................  (94,600)
                                                                      --------
    Furniture and equipment, net.....................................   30,900
                                                                      --------
Other assets:
  Deposits...........................................................    1,600
                                                                      --------
    Total assets..................................................... $853,100
                                                                      ========
                     LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accrued liabilities................................................ $124,800
  Income taxes payable...............................................   74,100
  Deferred revenue...................................................  130,300
  Customer deposits..................................................   53,400
                                                                      --------
    Total current liabilities........................................  382,600
                                                                      --------
Deferred income taxes................................................    6,000
                                                                      --------
Commitments and contingencies
Stockholder's equity:
  Common stock, $1.00 par value; 10,000 shares authorized, 1,000
   issued and outstanding............................................    1,000
  Retained earnings..................................................  463,500
                                                                      --------
    Total stockholder's equity.......................................  464,500
                                                                      --------
    Total liabilities and stockholder's equity....................... $853,100
                                                                      ========

       The accompanying notes are an integral part of this balance sheet.

                        PERFORMANCE ANALYSIS CORPORATION

                   STATEMENT OF INCOME AND RETAINED EARNINGS

                          YEAR ENDED DECEMBER 31, 1997

Revenue:
  Software license.................................................. $  737,600
  Services..........................................................    599,900
                                                                     ----------
    Total revenue...................................................  1,337,500
                                                                     ----------
Cost of services revenue............................................    253,500
                                                                     ----------
Gross margin........................................................  1,084,000
Operating expenses:
  Research and development..........................................    363,800
  Sales and marketing...............................................    322,900
  General and administrative........................................    144,000
                                                                     ----------
    Total operating expenses........................................    830,700
                                                                     ----------
Income from operations..............................................    253,300
Other income, net...................................................     24,700
                                                                     ----------
Income before provision for income taxes............................    278,000
Provision for income taxes..........................................     88,900
                                                                     ----------
Net income..........................................................    189,100
Retained earnings, balance December 31, 1996........................    274,400
                                                                     ----------
Retained earnings, balance December 31, 1997........................ $  463,500
                                                                     ==========

         The accompanying notes are an integral part of this statement.

                        PERFORMANCE ANALYSIS CORPORATION

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net income........................................................ $ 189,100
                                                                     ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation....................................................    17,800
    Changes in operating assets and liabilities:
      Accounts receivable, net......................................  (253,500)
      Deposits......................................................     5,000
      Accrued liabilities...........................................    55,100
      Deferred income taxes.........................................    33,700
      Income taxes payable..........................................    16,600
      Deferred revenue..............................................    84,800
      Customer deposits.............................................   (41,500)
      Deferred taxes, noncurrent....................................     1,700
                                                                     ---------
        Total adjustments...........................................   (80,300)
                                                                     ---------
        Net cash provided by operating activities...................   108,800
                                                                     ---------
Cash flows from investing activities:
  Purchases of furniture and equipment..............................   (12,200)
                                                                     ---------
Increase in cash and cash equivalents...............................    96,600
Cash and cash equivalents, beginning of year........................   370,400
                                                                     ---------
Cash and cash equivalents, end of year.............................. $ 467,000
                                                                     =========
Supplemental cash flow disclosure:
  Cash paid for interest............................................ $     --
                                                                     =========
  Income taxes paid................................................. $  24,100
                                                                     =========

         The accompanying notes are an integral part of this statement.

                       PERFORMANCE ANALYSIS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31,1997

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Organization

  Performance Analysis Corporation ("the "Company") was established in 1983 in the state of North Carolina. The Company is a developer of distribution center slotting software. The Company offers periodic ongoing maintenance support of its products. The Company also offers fee-based installation and training. The Company markets its products throughout the southeastern United States and Canada.

Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash or cash equivalents.

Furniture and Equipment

  Furniture and equipment are recorded at cost and are depreciated primarily using straight line depreciation over three to seven years.

Income Taxes

  The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes.

Revenue Recognition

  The Company's revenue consists of software license revenue and fees for services complementary to its software products, including installation, training, and maintenance.

  Revenue from software license is recognized upon signing of a contract and delivery of the product, if there are no significant vendor obligations and provided that amounts are due within one year and collection is considered probable. If significant postdelivery obligations exist, the revenue from the sale of the software license as well as other components of the contract is recognized using contract accounting. Maintenance and support revenue represent amounts paid by users for the support and enhancements of the software. Revenues from these support services are recognized ratably over the term of the software support services agreement, typically 12 months. If maintenance is included in the original license contract, such amounts are unbundled from the license fee and recognized over the free contracted support period. Revenues and expenses relating to implementation and training performed by the Company are recognized as the services are performed.

Deferred Revenues

  Revenue may be deferred due to installation, training and support services not yet performed.

Customer Deposits

  Amounts collected prior to the delivery of software products represent a customer deposit.

Capitalized Software Development Costs

  Research and development expenses are charged to expense as incurred. Computer software development costs are charged to research and development expense until

                       PERFORMANCE ANALYSIS CORPORATION

                               DECEMBER 31, 1997

technological feasibility is established, after which remaining software production costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the development costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Accordingly, the Company has concluded that the amount of development costs capitalizable under the provisions of SFAS No. 86 was not material to the financial statements for the year ended December 31, 1997. Therefore, the Company has charged all software development costs to expense as incurred for the years ended December 31, 1997.

Warranty Costs

  The Company generally warranties its products for 30 to 90 days and provides for estimated warranty costs upon delivery of such products. Warranty cost have not been and are not anticipated to be significant.

Concentrations of Credit Risk

  Concentrations of credit risk with respect to accounts receivable are limited due to the wide variety of customers and markets for which the Company's services are provided. As a result, as of December 31, 1997, the Company did not consider itself to have any significant concentrations of credit risk. During 1997, the Company's five largest customers accounted for approximately 37% of the Company's total revenues. Although the particular customers may change from period to period, the Company expects that large sales to a limited number of customers will continue to account for a significant percentage of its revenues in any particular period for the foreseeable future.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

  The book values of accounts receivable, accrued liabilities and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments.

                       PERFORMANCE ANALYSIS CORPORATION

                               DECEMBER 31, 1997

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is designed to improve the reporting of changes in equity from period to period. SFAS No. 130 is effective for the Company's fiscal year ending December 31, 1998. Management does not expect SFAS No. 130 to have a significant impact on the Company's financial statements.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for the Company's fiscal year ending December 31, 1998. The Company does not expect that SFAS No. 131 will require significant revision of prior disclosures.

  The American Institute of Certified Public Accountants has issued SOP 97-2, "Software Revenue Recognition." The adoption of the standard is not expected to have a significant impact on the Company's financial statements.

2. INCOME TAXES

  Deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 are a follows:

      Deferred tax assets:
        Accrued liabilities........................................... $ 72,000
        Deferred revenue..............................................   85,500
        Allowance for doubtful accounts...............................    9,200
                                                                       --------
                                                                        166,700
                                                                       --------
      Deferred tax liabilities:
        Receivables...................................................  150,300
        Depreciation..................................................    6,000
                                                                       --------
                                                                        156,300
                                                                       --------
      Net deferred tax asset.......................................... $ 10,400
                                                                       ========

                       PERFORMANCE ANALYSIS CORPORATION

                               DECEMBER 31, 1997

  The components of the income tax provision for the years ended December 31, 1997 are as follows:

      Current:
        Federal........................................................ $47,400
        State..........................................................   5,600
      Deferred
        Federal........................................................  32,100
        State..........................................................   3,800
                                                                        -------
          Provision for income taxes................................... $88,900
                                                                        =======

  The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the year ended December 31, 1997:

      Tax provision at statutory rate:
        Federal........................................................... 34.0%
        State.............................................................  4.0
                                                                           ----
                                                                           38.0
        State income tax benefit.......................................... (1.2)
        Research and development credits.................................. (6.2)
        Other.............................................................  1.4
                                                                           ----
      Provision for income taxes.......................................... 32.0%
                                                                           ====

4. EMPLOYEE BENEFIT PLAN

  The Company sponsors the 401(k) Profit Sharing Plan (the "Plan"), covering substantially all employees of the Company. Under the Plan's deferred compensation arrangement, eligible employees who elect to participate in the Plan may contribute up to 15% of eligible compensation, as defined, to the Plan. The Company may provide for a matching contribution which is determined by the Company each plan year. During the year ended December 31, 1997, the Company made matching contributions to the Plan of $11,000.

5. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

  At December 31, 1997, the future minimum operating lease payments under noncancelable operating leases were as follows:

      1998.............................................................. $52,250
      1999..............................................................  53,590
      2000..............................................................   3,921

  The Company's operating leases are primarily for office space and other equipment. Total rental expense for operating leases was $51,700 in 1997.

                       PERFORMANCE ANALYSIS CORPORATION

                               DECEMBER 31, 1997

LEGAL PROCEEDINGS

  The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these potential actions would not materially affect the financial position or results of operations of the Company.

6. SUBSEQUENT EVENT

SALE OF THE COMPANY

  On February 16, 1998, the Company was acquired by Manhattan Associates, LLC ("Manhattan"), pursuant to which the Company became a 100% wholly owned subsidiary of Manhattan Associates, LLC. The Company exchanged all of the Company's outstanding common stock for cash of $2,200,000 and 106,666 shares of Manhattan common stock.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Balance Sheet as of December 31, 1997 was prepared as if the following transactions had occurred on December 31, 1997:
(i) the acquisition of Performance Analysis Corporation ("PAC") (the "PAC Acquisition"); (ii) the purchase of 100,000 shares of common stock by a minority holder; (iii) the establishment of deferred taxes as a result of the Restructuring; and (iv) the payment of the undistributed income, calculated on a tax basis, as of December 31, 1997. The following Unaudited Pro Forma Statement of Income for the year ended December 31, 1997 was prepared as if the PAC Acquisition had occurred on January 1, 1997. The Unaudited Pro Forma Balance Sheet and Statement of Income do not purport to represent the Company's results as if these transactions had occurred on December 31, 1997.

  The Unaudited Pro Forma Balance Sheet and Statement of Income are derived from the historical financial statements of the Company and PAC and the assumptions and adjustments described in the accompanying notes. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma balance sheet and statement of income have been made. The pro forma information does not give effect to the proceeds to the Company of the Offering or the charge to income of $1,602,000 for the acquired research and development as a result of the PAC Acquisition.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               DECEMBER 31, 1997

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                            MANHATTAN                               PRO FORMA
                         ASSOCIATES, INC.    PAC      PRO FORMA    DECEMBER 31,
                            HISTORICAL    HISTORICAL ADJUSTMENTS       1997
                         ---------------- ---------- -----------   ------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........     $ 3,194         $467      $(2,200)(a)   $   --
                                                         1,000 (b)
                                                          (700)(b)
                                                        (8,704)(d)
                                                         6,943 (d)
 Accounts receivable,
  net of a $992
  allowance for doubtful
  accounts, pro forma...       9,242          337                      9,579
 Deferred income taxes..         --            16          411 (c)       427
 Other current assets...         384          --                         384
                             -------         ----                    -------
  Total current assets..      12,820          820                     10,390
                             -------         ----                    -------
Property and equipment:
 Property and equipment.       2,605          125          (94)        2,636
  Less accumulated
   depreciation.........        (662)         (94)          94          (662)
                             -------         ----                    -------
 Property and equipment,
  net...................       1,943           31                      1,974
                             -------         ----                    -------
Intangible assets, net
 of accumulated
 amortization of $266,
 pro forma..............         133          --           765 (a)     1,398
                                                           500 (a)
Other assets............         110            2                        112
                             -------         ----                    -------
 Total assets...........     $15,006         $853                    $13,874
                             =======         ====                    =======
Current liabilities:
 Cash overdraft.........     $   --           --       $ 6,943 (d)   $ 6,943
 Accounts payable.......       2,479          --            66 (a)     2,545
 Accrued compensation
  and benefits..........         753          --                         753
 Accrued liabilities....         455          198                        653
 Notes payable to
  stockholders..........       1,019                                   1,019
 Deferred revenue.......       1,846          184                      2,030
                             -------         ----                    -------
  Total current
   liabilities..........       6,552          382                     13,943
                             -------         ----                    -------
Deferred income taxes...         --             6           45 (c)        51
Stockholders' equity:
 Preferred stock, no
  shares issued or
  outstanding, pro
  forma.................         --           --                         --
 Common stock,
  20,206,674 shares
  issued and
  outstanding, pro
  forma.................         200            1            1 (a)       202
                                                            (1)(a)
                                                             1 (b)
 Additional paid-in-
  capital...............       1,459          --           999 (b)     3,524
                                                         1,066 (a)
 Retained earnings
  (deficit).............       7,458          464          365 (c)    (3,183)
                                                        (1,602)(a)
                                                        (8,704)(d)
                                                          (700)(b)
 Deferred compensation..        (633)         --          (464)(a)      (663)
                             -------         ----                    -------
  Total stockholders'
   equity (deficit).....       8,454          465                       (120)
                             -------         ----                    -------
  Total liabilities and
   stockholders' equity.     $15,006         $853                    $13,874
                             =======         ====                    =======

                            See accompanying Notes.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 MANHATTAN
                              ASSOCIATES, INC.    PAC      PRO FORMA
                                 HISTORICAL    HISTORICAL ADJUSTMENTS PRO FORMA
                              ---------------- ---------- ----------- ---------
Revenue:
 Software Licence............     $ 7,160        $ 738                 $ 7,898
 Services....................      14,411          600                  15,011
 Hardware....................      10,886            0                  10,886
                                  -------        -----                 -------
    Total revenue............      32,457        1,338                  33,795
Cost of revenue:
 Software Licence............         461            0        250 (e)      711
 Services....................       6,147          254                   6,401
 Hardware....................       8,001            0                   8,001
                                  -------        -----                 -------
    Total cost of revenue....      14,609          254                  15,113
                                  -------        -----                 -------
Gross margin.................      17,848        1,084                  18,682
Operating expenses:
 Research and development....       3,025          364                   3,389
 Sales and marketing.........       3,570          323                   3,893
 General and administrative..       2,975          144        109 (e)    3,228
                                  -------        -----                 -------
    Total operating expenses.       9,570          831                  10,510
                                  -------        -----                 -------
Income from operations.......       8,278          253                   8,172
Other income, net............          56           25                      81
                                  -------        -----                 -------
Income before provision for
 income taxes................       8,334          278                   8,253
Provision for income taxes...         --            89        (89)(f)      --
                                  -------        -----                 -------
Net income...................     $ 8,334        $ 189                 $ 8,253
                                  =======        =====                 =======
Income before income taxes...     $ 8,334        $ 278                 $ 8,253
Pro forma income taxes.......       3,023            0        (27)(f)    2,996
                                  -------        -----                 -------
Pro forma net income.........     $ 5,311        $ 278                 $ 5,257
                                  =======        =====                 =======
Pro forma basic net income
 per share...................     $  0.26                         (g)  $  0.26
                                  =======                              =======
Pro forma diluted net income
 per share...................     $  0.25                         (g)  $  0.25
                                  =======                              =======

                            See accompanying Notes.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The pro forma balance sheet reflects the following as if they occurred on December 31, 1997:

(a) Reflects the following for the purchase of PAC: (i) the payment of cash of $2,200,000, (ii) the issuance of 106,666 shares of common stock valued at $10.00 per share for a total of $1,066,660, (iii) $66,000 in transaction costs, (iv) the establishment of purchased software of $500,000 and other intangible assets of $765,000, (v) the charge to income of $1,602,000 for acquired research and development and (vi) the elimination of the stock of PAC of $1,000 and the retained earnings of PAC of $464,000.

(b) Reflects the purchase of 100,000 shares of common stock by a minority holder for $1,000,000. The minority holder contributed cash of $300,000 for this investment. The Company made an additional distribution earned since January 1, 1998 of $700,000 to the minority holder that was subsequently reinvested in the Company.

(c) Reflects the establishment of deferred tax assets of $411,000 and deferred tax liabilities of $45,000.

(d) Reflects the payment of the undistributed income, calculated on a tax basis, of approximately $8,704,000 as of December 31, 1997 which generated a cash overdraft of $6,943,000.

  The pro forma statement of income for the year ended December 31, 1997 reflects the following as if they occurred on January 1, 1997:

(e) Reflects amortization expense of $250,000 on the purchased software of $500,000 to be amortized over a 2 year period and amortization expense of $109,000 on the other intangible assets of $765,000 to be amortized over a 7 year period as a result of the PAC Acquisition.

(f) Reflects the income tax provision on a pro forma basis at 36.3%.

(g) Pro forma net income per share to effect the PAC Acquisition is calculated as follows:

                                                            BASIC     DILUTED
                                                          ---------- ----------
   Weighted average shares............................... 20,000,008 20,000,008
   Shares sold to a minority holder......................    100,000    100,000
   Shares issued to effect the distribution of the
    undistributed earnings of Manhattan Associates, LLC..     89,788     89,788
   Effect of common stock equivalents....................        --     761,300
   Shares issued in the PAC Acquisition..................    106,666    106,666
                                                          ---------- ----------
                                                          20,296,462 21,057,762
                                                          ========== ==========

 TITLE:   Manhattan Associates' Blue Chip Customer Base
 GRAPHIC: In the top left corner is text reading: "Manhattan Associates' Blue
          Chip Customer Base" and "250 Customers". To the right of the text is the Manhattan Associates logo. The body of the page consists of the
          Logos of the following Manhattan customers: Conair, Nordstrom,
          Patagonia, Duck Head, Playtex, Remington, Seiko, Delta, Mikasa, Dean
          Foods, Rain Bird, PPG, Familian and Brother.



                              [INSIDE BACK COVER]


  PkMS(R) and the Manhattan Associates, Inc. logo are registered trademarks of the Company. This Prospectus also includes trademarks, service marks and trade names of other companies.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    4
Risk Factors..............................................................    5
Conversion from Limited Liability Company Status and Related
 Distributions............................................................   16
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   31
Management................................................................   43
Certain Transactions......................................................   52
Principal and Selling Stockholders........................................   54
Description of Capital Stock..............................................   55
Shares Eligible for Future Sale...........................................   58
Underwriting..............................................................   60
Legal Matters.............................................................   62
Experts...................................................................   62
Additional Information....................................................   62
Index to Financial Statements.............................................  F-1

UNTIL MAY 18, 1998 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-------------------------------------------------------------------------------

                    [LOGO OF MANHATTAN ASSOCIATES APPEARS HERE]






 3,500,000 SHARES

 COMMON STOCK


 DEUTSCHE MORGAN GRENFELL

 HAMBRECHT & QUIST

 SOUNDVIEW FINANCIAL GROUP, INC.

 PROSPECTUS

 APRIL 23, 1998